No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2022

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

Notice of Convocation of the 98th Ordinary General Meeting of Shareholders of the Company has been uploaded to the Company’s website shown below.

https://global.honda/investors/stock_bond/meeting.html

Exhibit 2:

The English translation of Report of Independent Directors of the Company.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA
(HONDA MOTOR CO., LTD.)

/s/ Masaharu Hirose
Masaharu Hirose
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: May 31, 2022

Securities Code Number: 7267

NOTICE OF CONVOCATION OF

THE 98TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD AT GRAND NIKKO TOKYO DAIBA, TOKYO, JAPAN

ON JUNE 22, 2022 AT 10:00 A.M.

(This is an abridged translation of the original notice

in the Japanese language mailed on June 3, 2022

to shareholders in Japan, and is for reference purposes only.

In the event of any discrepancy between the translated document and the Japanese original,

the original shall prevail.

The Company assumes no responsibility for this translation

or for direct, indirect or any other forms of damage arising from the translations.)

HONDA MOTOR CO., LTD.

(HONDA GIKEN KOGYO KABUSHIKI KAISHA)

TOKYO, JAPAN

[Abridged Translation]

June 3, 2022

To Shareholders:

Notice of Convocation of the 98th

Ordinary General Meeting of Shareholders

Dear Shareholders:

You are hereby notified that the 98th Ordinary General Meeting of Shareholders will be held as stated below.

We have decided to hold this meeting after taking appropriate measures to prevent the spread of COVID-19.

For your health and safety, you are requested to exercise your voting rights via the Internet or by mail in advance if possible and to refrain from coming to the venue.

If you exercise your voting rights via the Internet or by mail, please review the reference materials for the general meeting of shareholders mentioned below, and exercise your voting rights no later than 6:00 p.m. on Tuesday, June 21, 2022.

This general meeting of shareholders will be streamed live via the Internet, from the opening to the closing of the meeting.

Yours faithfully,

Toshihiro Mibe
Director, President and Representative Executive Officer

Honda Motor Co., Ltd.
1-1, Minami-Aoyama, 2-chome
Minato-ku, Tokyo

Particulars

Time and Date	10:00 a.m. on Wednesday, June 22, 2022 (registration desks to open at 9:00 a.m.)

Place	Grand Nikko Tokyo Daiba
Palais Royal ball room on the first basement level, at 2-6-1 Daiba, Minato-ku, Tokyo

Agenda Matters to be reported	1. The Business Report, Consolidated Financial Statements and Unconsolidated Financial Statements for the 98th Fiscal Year (from April 1, 2021 to March 31, 2022);

2. The Results of the Audit of the Consolidated Financial Statements for the 98th Fiscal Year (from April 1, 2021 to March 31, 2022) by the Independent Auditors and the Audit Committee.

Matters to be resolved	Item	Election of Eleven (11) Directors

Matters Posted on the Company’s Website

∎

Regarding documents to be provided together with this Notice of Convocation, following items are posted on the Company’s website in accordance with provisions of laws and regulations and Article 15 of the Company’s Articles of Incorporation.

• Business Report:	OUTLINE OF BUSINESS
Changes in Financial Position and Results of Operations of the Group and the Parent Company, Principal Business Activities, Principal Business Sites
Employees of the Group and the Parent Company
COMMON STOCK
Total Number of Shares Issued, Number of Shareholders, Major Shareholders
STOCK WARRANTS
CORPORATE OFFICERS
Summary of Content of Liability Limitation Contracts
FINANCIAL AUDITOR
THE COMPANY’S SYSTEMS AND POLICIES
Systems to Ensure the Appropriateness of Operations
Overview of Operating Status for Systems to Ensure the Appropriateness of Operations
• Consolidated Financial Statements:	Consolidated Statements of Changes in Equity
The Notes to the Consolidated Statutory Report

The Audit Committee and the financial auditor have audited documents that are subject to audit, including the above matters posted on the Company’s website.

∎	If any revision is made to the reference materials for the general meeting of shareholders or the attached materials, the revision will be posted on the Company’s website.

∎	The results of resolutions passed by the Ordinary General Meeting of Shareholders will be posted on the Company’s website, instead of sending the document by mail.

Japanese https://www.honda.co.jp/investors/stock_bond/meeting.html	English https://global.honda/investors/stock_bond/meeting.html

Notes:

(1)	If there is no indication of approval or disapproval on a voting right exercise form in relation to any matter proposed to be resolved, it will be treated as a vote of approval for such matter.

(2)

If voting rights are exercised both through indications on the voting right exercise form by mail and through voting via the Internet, causing voting rights to be exercised more than once, the votes submitted via the Internet will be regarded as the effective votes.

(3)	If voting rights are exercised more than once via the Internet, the most recent votes submitted via the Internet will be regarded as the effective votes.

(4)

If you wish to exercise your voting rights by proxy, one other shareholder holding a voting right of the Company may attend the meeting as proxy. In this case, please submit a document that certifies your power of representation, such as a letter of attorney, to the Company. A person who is not a shareholder, such as a proxy who is not a shareholder or an accompanying person of a shareholder, may not attend the meeting.

*	If you wish to exercise your voting rights via the Internet, please enter your vote for or against each of the proposals on the following voting rights exercise website.

https://evote.tr.mufg.jp/

Request: We request that when arriving at the meeting you present the voting right exercise form enclosed herewith to the meeting hall receptionist.

REFERENCE MATERIALS FOR THE GENERAL MEETING OF SHAREHOLDERS

ITEM	Election of Eleven (11) Directors

The term of office of each of the eleven (11) current Directors is due to expire at the close of this general meeting of shareholders.

It is proposed that the following eleven (11) Directors, including five (5) Outside Directors, be elected at this meeting.

The names and particulars of the candidates for the position of Directors are provided below.

Candidate number		Name	Current position	Responsibilities

1	Reappointment	Seiji Kuraishi Non-executive	Chairman and Director	Chairman of the Board of Directors

2	Reappointment	Toshihiro Mibe	Director, President and Representative Executive Officer	Member of the Nominating Committee Chief Executive Officer

3	Reappointment	Kohei Takeuchi	Director, Executive Vice President and Representative Executive Officer	Member of the Compensation Committee Chief Financial Officer Risk Management Officer

4	New appointment	Shinji Aoyama	Senior Managing Executive Officer	Chief Officer for Business Development Operations Chief Officer for Automobile Operations Corporate Brand Officer

5	Reappointment	Asako Suzuki Non-executive	Director	Member of the Audit Committee (Full-time)

6	Reappointment	Masafumi Suzuki Non-executive	Director	Member of the Audit Committee (Full-time)

7	Reappointment	Kunihiko Sakai Outside Independent Non-executive	Director	Member of the Nominating Committee Member of the Audit Committee

8	Reappointment	Fumiya Kokubu Outside Independent Non-executive	Director	Member of the Nominating Committee (Chairperson) Member of the Compensation Committee

9	Reappointment	Yoichiro Ogawa Outside Independent Non-executive	Director	Member of the Audit Committee (Chairperson) Member of the Compensation Committee

10	Reappointment	Kazuhiro Higashi Outside Independent Non-executive	Director	Member of the Nominating Committee Member of the Compensation Committee (Chairperson)

11	Reappointment	Ryoko Nagata Outside Independent Non-executive	Director	Member of the Audit Committee

Name	Attendance record for the fiscal year ended March 31, 2022 (number of meetings attended/number of meetings held)
	Board of Directors	Nominating Committee	Audit Committee	Compensation Committee

Seiji Kuraishi	10/10 100%	—	—	5/5 100%

Toshihiro Mibe	10/10 100%	7/7 100%	—	—

Kohei Takeuchi	10/10 100%	—	—	—

Shinji Aoyama	—	—	—	—

Asako Suzuki	8/8 100%	—	6/6 100%	—

Masafumi Suzuki	10/10 100%	—	6/6 100%	—

Kunihiko Sakai	10/10 100%	7/7 100%	6/6 100%	—

Fumiya Kokubu	10/10 100%	7/7 100%	—	5/5 100%

Yoichiro Ogawa	8/8 100%	—	6/6 100%	5/5 100%

Kazuhiro Higashi	8/8 100%	7/7 100%	—	5/5 100%

Ryoko Nagata	8/8 100%	—	6/6 100%	—

Notes:	1.	As of June 23, 2021, the Company transitioned from a company with an audit and supervisory committee to a company with three committees.

	2.	The attendance record of the Board of Directors of Directors Asako Suzuki, Yoichiro Ogawa, Kazuhiro Higashi and Ryoko Nagata shows figures covering the meetings of the Board of Directors held after their assumption of office on June 23, 2021.

	3.	Directors Masafumi Suzuki and Kunihiko Sakai attended all of the four (4) meetings of the Audit and Supervisory Committee held during April to June 2021.

	4.	Two (2) of the eleven (11) candidates for Directors are female (18% of the candidates for Directors).

∎	(Reference) Nomination Policy of Director Candidates (from “Honda Corporate Governance Basic Policies”)

•

The Director candidates shall be exceptional persons who are familiar with corporate management or the Company Group’s business, and have superior character and insight, irrespective of gender, nationality, and other such individual attributes. In nominating such candidates, the Nominating Committee shall consider the balance of gender, internationality, and experience and specialization in each field.

•

The Outside Director candidates shall have abundant experience and deep insight in fields such as corporate management, the legal, public administration, accounting, or education, and shall be capable of overseeing the entire business management of the Company from an objective, highly sophisticated and broader viewpoint based on the standpoint independent from the Company Group.

Name	Skills								Committee to be appointed
	Corporate management	Internationality	Industrial experience	New business strategies	HR	Accounting & finance	Legal & risk management	ESG & sustainability	Nominating	Audit	Compensation

Seiji Kuraishi	●	●	●		●		●	●

Toshihiro Mibe	●	●	●	●	●		●	●

Kohei Takeuchi	●	●	●		●	●	●	●

Shinji Aoyama		●	●	●				●

Asako Suzuki		●	●		●	●	●

Masafumi Suzuki		●	●			●

Kunihiko Sakai		●					●

Fumiya Kokubu	●	●		●	●

Yoichiro Ogawa	●	●			●	●

Kazuhiro Higashi	●			●	●	●	●

Ryoko Nagata				●	●			●

: Chairperson of the Committee

Please refer to the next page for the reasoning behind the selection of the skills.

∎	Reasons for Selecting the Skills

The Company has identified the following skills required for the Board of Directors to fulfill its role of making decisions with respect to the basic management policies of the Company Group and other equivalent matters and overseeing the performance by the Directors and Executive Officers of their duties, with the aim of achieving the “2030 Vision.”

1	Seiji Kuraishi	Date of birth July 10, 1958	Reappointment

Current position	Chairman and Director	Responsibilities	Chairman of the Board of Directors
● Number of shares of the Company held 43,000 shares		● Attendance record of the Board of Directors, etc. (number of meetings attended/number of meetings held)
● Special interest between the candidate and the Company None		Board of Directors 10/10 (100%) Compensation Committee 5/5 (100%)
● Term of office as Director (as of the close of this Meeting) 6 years

● Resume, current position, responsibilities and significant concurrent positions
Apr. 1982	Joined Honda Motor Co., Ltd.	Apr. 2017	In Charge of Strategy, Business Operations and Regional Operations

Jun. 2011	Operating Officer	Jun. 2017	Executive Vice President and Representative Director

Nov. 2013	President of Honda Motor (China) Technology Co., Ltd.	Apr. 2019	Director in Charge of Strategy, Business Operations and Regional Operations

Apr. 2014	Managing Officer of the Company	Apr. 2019	Chief Officer for Automobile Operations

Apr. 2016	Senior Managing Officer	Jun. 2021	Director, Executive Vice President and Representative Executive Officer

Jun. 2016	Executive Vice President, Executive Officer and Representative Director	Jun. 2021	Member of the Compensation Committee

Jun. 2016	Risk Management Officer	Apr. 2022	Chairman and Director (present)

Jun. 2016	Corporate Brand Officer	Apr. 2022	Chairman of the Board of Directors (present)

Apr. 2017	Chief Operating Officer

  Reasons for nomination as a candidate for position of Director

Mr. Seiji Kuraishi has broad experience primarily in the areas of supply chain management and sales and marketing, as well as abundant international experience, and is familiar with the Company Group’s business including overseas operations.

In the fiscal year ended March 31, 2022, he has properly fulfilled his duties as Director, Executive Vice President and Representative Executive Officer, and Chief Operating Officer by demonstrating strong leadership and being responsible for business execution of the entire Company Group, as well as overseeing business execution.

He has been nominated as a candidate for Director again, given that he is particularly an exceptional person with both superior character and insight and is well qualified for assuming a role in overseeing the entire business management of the Company from an objective, highly sophisticated and broader viewpoint.

2	Toshihiro Mibe	Date of birth July 1, 1961	Reappointment

Current position	Director, President and Representative Executive Officer	Responsibilities	Member of the Nominating Committee Chief Executive Officer
● Number of shares of the Company held 22,600 shares		● Attendance record of the Board of Directors, etc. (number of meetings attended/number of meetings held)
● Special interest between the candidate and the Company None		Board of Directors 10/10 (100%) Nominating Committee 7/7 (100%)
● Term of office as Director (as of the close of this Meeting) 2 years

● Resume, current position, responsibilities and significant concurrent positions
Apr. 1987	Joined Honda Motor Co., Ltd.	Apr. 2019	In Charge of Intellectual Property and Standardization of the Company

Apr. 2012	Managing Officer of Honda R&D Co., Ltd.	Apr. 2020	Senior Managing Officer

Apr. 2014	Operating Officer of the Company	Apr. 2020	In Charge of Mono-zukuri (Research & Development, Production, Purchasing, Quality, Parts, Service, Intellectual Property, Standardization and IT)

Apr. 2014	Executive in Charge of Powertrain Business for Automobile Operations	Apr. 2020	Risk Management Officer

Apr. 2014	Head of Powertrain Production Supervisory Unit of Automobile Production for Automobile Operations	Jun. 2020	Senior Managing Director

Apr. 2015	Executive in Charge of Powertrain Business and Drivetrain Business for Automobile Operations	Jun. 2020	Director in Charge of Mono-zukuri (Research & Development, Production, Purchasing, Quality, Parts, Service, Intellectual Property, Standardization and IT)

Apr. 2015	Head of Drivetrain Business Unit in Automobile Production for Automobile Operations	Apr. 2021	President and Representative Director

Apr. 2016	Senior Managing Officer and Director of Honda R&D Co., Ltd.	Apr. 2021	Chief Executive Officer (present)

Apr. 2018	Managing Officer of the Company	Jun. 2021	Director, President and Representative Executive Officer (present)

Apr. 2018	Executive Vice President and Director of Honda R&D Co., Ltd.	Jun. 2021	Member of the Nominating Committee (present)

Apr. 2019	President and Representative Director of Honda R&D Co., Ltd.

  Reasons for nomination as a candidate for position of Director

Mr. Toshihiro Mibe has broad experience primarily in the areas of R&D and production, and is familiar with the Company Group’s business including overseas operations.

In the fiscal year ended March 31, 2022, he has properly fulfilled his duties as Director, President and Representative Executive Officer, and Chief Executive Officer of the Company by demonstrating strong leadership and being responsible for the management of the entire Company Group, as well as overseeing business execution.

He has been nominated as a candidate for Director again, given that he is particularly an exceptional person with both superior character and insight and is well qualified for assuming a role in overseeing the entire business management of the Company in order to achieve the realization of 2030 Vision, 2050 carbon neutrality, and zero traffic collision fatalities.

After his appointment, he will serve as a Member of the Nominating Committee.

3	Kohei Takeuchi	Date of birth February 10, 1960	Reappointment

Current position	Director, Executive Vice President and Representative Executive Officer	Responsibilities	Member of the Compensation Committee Chief Financial Officer Risk Management Officer
● Number of shares of the Company held 31,700 shares		● Attendance record of the Board of Directors, etc. (number of meetings attended/number of meetings held)
● Special interest between the candidate and the Company None		Board of Directors 10/10 (100%)
● Term of office as Director (as of the close of this Meeting) 9 years

● Resume, current position, responsibilities and significant concurrent positions
Apr. 1982	Joined Honda Motor Co., Ltd.	Apr. 2019	Compliance Officer

Apr. 2011	Operating Officer	Apr. 2020	Chief Financial Officer and Director in Charge of Finance and Administration (Accounting, Finance, Human Resources and Corporate Governance)

Apr. 2013	Chief Officer for Business Management Operations	Apr. 2021	Chief Financial Officer (present)

Jun. 2013	Operating Officer and Director	Jun. 2021	Director, Senior Managing Executive Officer

Apr. 2015	Managing Officer and Director	Apr. 2022	Director, Executive Vice President and Representative Executive Officer (present)

Apr. 2016	Senior Managing Officer and Director	Apr. 2022	Member of the Compensation Committee (present)

Apr. 2016	Chief Officer for Driving Safety Promotion Center	Apr. 2022	Risk Management Officer (present)

Apr. 2017	Chief Financial Officer (Accounting, Finance, Human Resources, Corporate Governance and IT)

Jun. 2017	Senior Managing Director

Apr. 2019	Chief Financial Officer and Director in Charge of Finance and Administration (Accounting, Finance, Human Resources, Corporate Governance and IT)

  Reasons for nomination as a candidate for position of Director

Mr. Kohei Takeuchi has broad experience primarily in the area of accounting and finance, as well as abundant international experience, and is familiar with the Company Group’s business including overseas operations.

In the fiscal year ended March 31, 2022, he has properly fulfilled his duties as Chief Financial Officer by demonstrating high degree of expertise and strong leadership, and being responsible for business execution of the entire Company Group, as well as overseeing business execution.

He has been nominated as a candidate for Director again, given that he is particularly an exceptional person with both superior character and insight and is well qualified for assuming a role in overseeing the entire business management of the Company in order to achieve the realization of 2030 Vision, 2050 carbon neutrality, and zero traffic collision fatalities.

After his appointment, he will serve as a Member of the Compensation Committee.

4	Shinji Aoyama	Date of birth December 25, 1963	New appointment

Current position	Senior Managing Executive Officer	Responsibilities	Chief Officer for Business Development Operations Chief Officer for Automobile Operations Corporate Brand Officer
● Number of shares of the Company held 35,900 shares
● Special interest between the candidate and the Company None
● Term of office as Director (as of the close of this Meeting) –

● Resume, current position, responsibilities and significant concurrent positions
Apr. 1986	Joined Honda Motor Co., Ltd.	Nov. 2018	President, Chief Operating Officer and Director of Honda North America, Inc.

Apr. 2012	Operating Officer	Nov. 2018	President, Chief Operating Officer and Director of American Honda Motor Co., Inc.

Apr. 2013	Chief Officer for Motorcycle Operations	Apr. 2019	Chief Officer for Regional Operations (North America) of the Company

Jun. 2013	Operating Officer and Director	Apr. 2019	President, Chief Executive Officer and Director of Honda North America, Inc.

Apr. 2017	Chief Officer for Regional Operations (Asia & Oceania)	Apr. 2019	President, Chief Executive Officer and Director of American Honda Motor Co., Inc.

Apr. 2017	President, Chief Executive Officer and Director of Asian Honda Motor Co., Ltd.	Jul. 2021	Managing Officer in Charge of Electrification of the Company

Jun. 2017	Operating Officer of the Company (resigned from position as Director)	Oct. 2021	Managing Executive Officer

Apr. 2018	Managing Officer	Apr. 2022	Senior Managing Executive Officer (present)

Apr. 2018	Vice Chief Officer for Regional Operations (North America)	Apr. 2022	Chief Officer for Business Development Operations (present)

Apr. 2018	Senior Executive Vice President, Chief Operating Officer and Director of Honda North America, Inc.	Apr. 2022	Corporate Brand Officer (present)

Apr. 2018	Senior Executive Vice President, Chief Operating Officer and Director of American Honda Motor Co., Inc.	Jun. 2022	Chief Officer for Automobile Operations (present)
Reasons for nomination as a candidate for position of Director

Mr. Shinji Aoyama has broad experience primarily in the area of sales and marketing in the Motorcycle Operations, as well as abundant international experience, and is familiar with the Company Group’s business including overseas operations.

In the first half of the fiscal year ended March 31, 2022, he demonstrated strong leadership to increase the joy of customers as an officer responsible for North America, while contributing to the business from a global perspective. Since July 2021, he has achieved satisfactory results as the person in Charge of Electrification for the entire Company by driving the acceleration of business development for electrification in order to achieve a carbon-free society.

He has been newly nominated as a candidate for Director, given that he is an exceptional person with both superior character and insight and is well qualified for assuming a role in overseeing the entire business management of the Company in order to achieve the realization of 2030 Vision, 2050 carbon neutrality, and zero traffic collision fatalities.

5	Asako Suzuki	Date of birth January 28, 1964	Reappointment

Current position	Director	Responsibilities	Member of the Audit Committee (Full-time)
● Number of shares of the Company held 20,600 shares		● Attendance record of the Board of Directors, etc. (number of meetings attended/number of meetings held)
● Special interest between the candidate and the Company None		Board of Directors 8/8 (100%) Audit Committee 6/6 (100%)
● Term of office as Director (as of the close of this Meeting) 1 year

● Resume, current position, responsibilities and significant concurrent positions
Apr. 1987	Joined Honda Motor Co., Ltd.	Apr. 2019	Chief Officer for Human Resources and Corporate Governance Operations

Apr. 2014	President of Dongfeng Honda Automobile Co., Ltd.	Apr. 2020	Operating Executive

Apr. 2016	Operating Officer of the Company	Jun. 2021	Director (present)

Apr. 2018	Vice Chief Officer for Regional Operations (Japan)	Jun. 2021	Member of the Audit Committee (Full-time) (present)

  Reasons for nomination as a candidate for position of Director

Ms. Asako Suzuki has broad experience primarily in the area of sales and marketing, accounting and finance, human resources and corporate governance, as well as abundant international experience, and is familiar with the Company Group’s business including overseas operations.

In the fiscal year ended March 31, 2022, she has properly fulfilled her duties as Director and a Member of the Audit Committee by auditing and overseeing the execution of duties by Directors and Executive Officers.

She has been nominated as a candidate for Director again, given that she is an exceptional person with both superior character and insight and is well qualified for assuming a role in overseeing the entire business management of the Company from an objective, highly sophisticated and broader viewpoint.

After her appointment, she will serve as a Member of the Audit Committee.

6	Masafumi Suzuki	Date of birth April 23, 1964	Reappointment

Current position	Director	Responsibilities	Member of the Audit Committee (Full-time)
● Number of shares of the Company held 58,520 shares		● Attendance record of the Board of Directors, etc. (number of meetings attended/number of meetings held)
● Special interest between the candidate and the Company None		Board of Directors 10/10 (100%) Audit Committee 6/6 (100%) Note:Mr. Masafumi Suzuki attended all of the four (4) meetings of the Audit and Supervisory Committee held during April to June 2021.
● Term of office as Director (as of the close of this Meeting) 5 years

● Resume, current position, responsibilities and significant concurrent positions
Apr. 1987	Joined Honda Motor Co., Ltd.	Jun. 2017	Director (Full-time Audit and Supervisory Committee Member)

Apr. 2012	General Manager of Regional Operation Planning Office for Regional Operations (Europe, CIS, the Middle & Near East and Africa)	Jun. 2021	Director (present)

Apr. 2013	General Manager of Accounting Division for Business Management Operations	Jun. 2021	Member of the Audit Committee (Full-time) (present)

Reasons for nomination as a candidate for position of Director

Mr. Masafumi Suzuki held the position of General Manager of Accounting Division for Business Management Operations of the Company. He has high expertise and abundant experience in the areas of accounting and finance, and is familiar with the Company Group’s business including overseas operations.

In the fiscal year ended March 31, 2022, he has properly fulfilled his duties as Director and a Member of the Audit Committee by auditing and overseeing the execution of duties by Directors and Executive Officers.

He has been nominated as a candidate for Director again, given that he is an exceptional person with both superior character and insight and is well qualified for assuming a role in overseeing the entire business management of the Company from an objective, highly sophisticated and broader viewpoint.

After his appointment, he will serve as a Member of the Audit Committee.

7	Kunihiko Sakai	Date of birth March 4, 1954	Reappointment Outside Independent Director

Current position	Director	Responsibilities	Member of the Nominating Committee Member of the Audit Committee
● Number of shares of the Company held 1,200 shares		● Attendance record of the Board of Directors, etc. (number of meetings attended/number of meetings held)
● Special interest between the candidate and the Company None		Board of Directors 10/10 (100%) Nominating Committee 7/7 (100%) Audit Committee 6/6 (100%)
● Term of office as Outside Director (as of the close of this Meeting) 3 years		Note: Mr. Kunihiko Sakai attended all of the four (4) meetings of the Audit and Supervisory Committee held during April to June 2021.

● Resume, current position, responsibilities and significant concurrent positions
Apr. 1979	Public Prosecutor of Tokyo District Public Prosecutors’ Office	Jun. 2018	Audit and Supervisory Board Member (Outside) of Furukawa Electric Co., Ltd. (present)

Jun. 2012	President of Research and Training Institute of Ministry of Justice	Jun. 2019	Outside Director (Audit and Supervisory Committee Member) of the Company

Jul. 2014	Superintending Prosecutor of Takamatsu High Public Prosecutors’ Office	Jun. 2021	Outside Director (present)

Sep. 2016	Superintending Prosecutor of Hiroshima High Public Prosecutors’ Office (resigned in March 2017)	Jun. 2021	Member of the Nominating Committee (present)

Apr. 2017	Registered with the Dai-Ichi Tokyo Bar Association	Jun. 2021	Member of the Audit Committee (present)

Apr. 2017	Advisor Attorney to TMI Associates (present)

(Significant concurrent positions)
Lawyer, Advisor Attorney to TMI Associates, Audit and Supervisory Board Member (Outside) of Furukawa Electric Co., Ltd.

1.	Reasons for nomination as a candidate for position of Outside Director

Mr. Kunihiko Sakai has high expertise and abundant experience as a legal affairs specialist having served as Public Prosecutor and a lawyer, including posts of Superintending Prosecutor at High Public Prosecutors’ Offices from July 2014 to March 2017.

He has properly fulfilled his duties as Outside Director who is an Audit and Supervisory Committee Member since June 2019, and as Outside Director and a Member of the Nominating Committee and the Audit Committee since June 2021, by auditing and overseeing the entire business management of the Company from an independent standpoint.

He has no experience in corporate management except serving as Outside Director or Outside Corporate Auditor. However, he has been nominated as a candidate for Outside Director again, given that he is an exceptional person with both superior character and insight, in order for him to continue to assume a role in overseeing the entire business management of the Company from an objective, highly sophisticated and broader viewpoint.

2.	Roles expected to fulfill after appointment

After his appointment, he is expected to contribute to strengthening the supervisory function of the Company’s management. He is also expected to fulfill a role in strengthening the transparency and objectivity of the process of selecting candidates for Directors, as well as strengthening the audit function, as a Member of the Nominating Committee and the Audit Committee.

3.	Other matters related to the Outside Director candidate

(1)	Mr. Kunihiko Sakai is a candidate for the position of Outside Director as defined in Article 2, Paragraph 3, Item 7 of the Enforcement Regulations of the Companies Act.

(2)

Mr. Kunihiko Sakai fulfills the “Honda Motor Co., Ltd. Criteria for Independence of Outside Directors.” The Company has appointed him as an Independent Outside Director as stipulated by the rules of the Tokyo Stock Exchange and reported his appointment to the Tokyo Stock Exchange. If he is re-elected and assumes the position of Director, the Company plans to continue his appointment as an Independent Outside Director.

8	Fumiya Kokubu	Date of birth October 6, 1952	Reappointment Outside Independent Director

Current position	Director	Responsibilities	Member of the Nominating Committee (Chairperson) Member of the Compensation Committee
● Number of shares of the Company held 700 shares		● Attendance record of the Board of Directors, etc. (number of meetings attended/number of meetings held)
● Special interest between the candidate and the Company None		Board of Directors 10/10 (100%) Nominating Committee 7/7 (100%) Compensation Committee 5/5 (100%)
● Term of office as Outside Director (as of the close of this Meeting) 2 years

● Resume, current position, responsibilities and significant concurrent positions
Apr. 1975	Joined Marubeni Corporation	Jun. 2019	Outside Director of Taisei Corporation (present)

Apr. 2012	Senior Executive Vice President of Marubeni Corporation	Jun. 2020	Outside Director of the Company (present)

Jun. 2012	Senior Executive Vice President, Member of the Board of Marubeni Corporation	Jun. 2021	Member of the Nominating Committee (Chairperson) (present)

Apr. 2013	President and CEO, Member of the Board of Marubeni Corporation	Jun. 2021	Member of the Compensation Committee (present)

Apr. 2019	Chairman of the Board of Marubeni Corporation (present)

(Significant concurrent positions) Chairman of the Board of Marubeni Corporation, Outside Director of Taisei Corporation

  1. Reasons for nomination as a candidate for position of Outside Director

Mr. Fumiya Kokubu held positions of President and CEO, and Chairman of the Board of Marubeni Corporation from 2013, and has abundant experience and deep insight regarding corporate management.

He has properly fulfilled his duties as Outside Director since June 2020, and as Outside Director, the Chairperson of the Nominating Committee and a Member of the Compensation Committee since June 2021 by overseeing the entire business management of the Company from an independent standpoint.

He has been nominated as a candidate for Outside Director again, given that he is an exceptional person with both superior character and insight, in order for him to continue to assume a role in overseeing the entire business management of the Company from an objective, highly sophisticated and broader viewpoint.

  2. Roles expected to fulfill after appointment

After his appointment, he is expected to contribute to strengthening the supervisory function of the Company’s management. He is also expected to fulfill a role in strengthening the transparency and objectivity of the process of selecting candidates for Directors and the process of determining the compensation of Directors and Executive Officers, as the Chairperson of the Nominating Committee and a Member of the Compensation Committee.

  3. Other matters related to the Outside Director candidate

(1)	Mr. Fumiya Kokubu is a candidate for the position of Outside Director as defined in Article 2, Paragraph 3, Item 7 of the Enforcement Regulations of the Companies Act.

(2)

Marubeni Corporation, where Mr. Fumiya Kokubu currently holds the position of Chairman of the Board, the Company and their respective principal consolidated subsidiaries have business relationships. However, the amount of annual transactions between them is less than 1% of the consolidated sales revenue of the Company and the other party, and Mr. Fumiya Kokubu fulfills the “Honda Motor Co., Ltd. Criteria for Independence of Outside Directors.” The Company has appointed him as an Independent Outside Director as stipulated by the rules of the Tokyo Stock Exchange and reported his appointment to the Tokyo Stock Exchange. If he is re-elected and assumes the position of Director, the Company plans to continue his appointment as an Independent Outside Director.

9	Yoichiro Ogawa	Date of birth February 19, 1956	Reappointment Outside Independent Director

Current position	Director	Responsibilities	Member of the Audit Committee (Chairperson) Member of the Compensation Committee
● Number of shares of the Company held 200 shares		● Attendance record of the Board of Directors, etc. (number of meetings attended/number of meetings held)
● Special interest between the candidate and the Company None		Board of Directors 8/8 (100%) Audit Committee 6/6 (100%) Compensation Committee 5/5 (100%)
● Term of office as Outside Director (as of the close of this Meeting) 1 year

● Resume, current position, responsibilities and significant concurrent positions
Oct. 1980	Joined Tohmatsu & Aoki Audit Corporation (currently Deloitte Touche Tohmatsu LLC)	Jun. 2018	Senior Advisor of Deloitte Tohmatsu Group (resigned in October 2018)

Mar. 1984	Registered as Japanese Certified Public Accountant	Nov. 2018	Founder of Yoichiro Ogawa CPA Office (present)

Oct. 2013	Deputy CEO of Deloitte Touche Tohmatsu LLC	Jun. 2020	Outside Audit & Supervisory Board Member of Recruit Holdings Co., Ltd. (present)

Oct. 2013	Deputy CEO of Tohmatsu Group (currently Deloitte Tohmatsu Group)	Jun. 2021	Outside Director of the Company (present)

Jun. 2015	Global Managing Director for Asia Pacific of Deloitte Touche Tohmatsu Limited (United Kingdom) (resigned in May 2018)	Jun. 2021	Member of the Audit Committee (Chairperson) (present)

Jul. 2015	CEO of Deloitte Tohmatsu Group	Jun. 2021	Member of the Compensation Committee (present)

(Significant concurrent positions) Certified Public Accountant, Founder of Yoichiro Ogawa CPA Office, Outside Audit & Supervisory Board Member of Recruit Holdings Co., Ltd.

1.	Reasons for nomination as a candidate for position of Outside Director

Mr. Yoichiro Ogawa has high expertise and abundant experience as an accounting specialist having served as a Certified Public Accountant for many years, including posts of CEO of Deloitte Tohmatsu Group from July 2015 to May 2018.

He has properly fulfilled his duties as Outside Director, the Chairperson of the Audit Committee and a Member of the Compensation Committee since June 2021 by auditing and overseeing the entire business management of the Company from an independent standpoint.

He has been nominated as a candidate for Outside Director again, given that he is an exceptional person with both superior character and insight, in order for him to continue to assume a role in overseeing the entire business management of the Company from an objective, highly sophisticated and broader viewpoint.

2.	Roles expected to fulfill after appointment

After his appointment, he is expected to contribute to strengthening the supervisory function of the Company’s management. He is also expected to fulfill a role in strengthening the audit function, as well as strengthening the transparency and objectivity of the process of determining the compensation of Directors and Executive Officers, as the Chairperson of the Audit Committee and a Member of the Compensation Committee.

3.	Other matters related to the Outside Director candidate

(1)	Mr. Yoichiro Ogawa is a candidate for the position of Outside Director as defined in Article 2, Paragraph 3, Item 7 of the Enforcement Regulations of the Companies Act.

(2)

Mr. Yoichiro Ogawa formerly belonged to Deloitte Tohmatsu Group, which has business relationships with the Company and its principal consolidated subsidiaries. However, he has no relationship with the Group since October 2018. Mr. Yoichiro Ogawa therefore fulfills the “Honda Motor Co., Ltd. Criteria for Independence of Outside Directors.” The amount of annual transactions between them is less than 1% of the consolidated sales revenue of the Company and the other party. The Company has appointed him as an Independent Outside Director as stipulated by the rules of the Tokyo Stock Exchange and reported his appointment to the Tokyo Stock Exchange. If he is re-elected and assumes the position of Director, the Company plans to continue his appointment as an Independent Outside Director.

10	Kazuhiro Higashi	Date of birth April 25, 1957	Reappointment Outside Independent Director

Current position	Director	Responsibilities	Member of the Nominating Committee Member of the Compensation Committee (Chairperson)
● Number of shares of the Company held 200 shares		● Attendance record of the Board of Directors, etc. (number of meetings attended/number of meetings held)
● Special interest between the candidate and the Company None		Board of Directors 8/8 (100%) Nominating Committee 7/7 (100%) Compensation Committee 5/5 (100%)
● Term of office as Outside Director (as of the close of this Meeting) 1 year

● Resume, current position, responsibilities and significant concurrent positions
Apr. 1982	Joined Resona Group	Jun. 2017	Chairman of Osaka Bankers Association (resigned in June 2018)

Apr. 2011	Director, Deputy President and Representative Executive Officer of Resona Holdings, Inc.	Apr. 2018	Chairman of the Board, President, Representative Director and Executive Officer of Resona Bank, Limited

Apr. 2011	Executive Officer of Resona Bank, Limited	Apr. 2020	Chairman and Director of Resona Holdings, Inc. (present)

Apr. 2012	Representative Director, Deputy President and Executive Officer of Resona Bank, Limited	Apr. 2020	Chairman and Director of Resona Bank, Limited (present)

Apr. 2013	Director, President and Representative, Executive Officer of Resona Holdings, Inc.	Jun. 2020	Outside Director of Sompo Holdings, Inc. (present)

Apr. 2013	Representative Director, President and Executive Officer of Resona Bank, Limited	Jun. 2021	Outside Director of the Company (present)

Jun. 2013	Chairman of Osaka Bankers Association (resigned in June 2014)	Jun. 2021	Member of the Nominating Committee (present)

Apr. 2017	Chairman of the Board, President and Representative Director of Resona Bank, Limited	Jun. 2021	Member of the Compensation Committee (Chairperson) (present)

(Significant concurrent positions)

Chairman and Director of Resona Holdings, Inc.*, Chairman and Director of Resona Bank, Limited*, Outside Director of Sompo Holdings, Inc.

*  Mr. Kazuhiro Higashi will retire from the office of Chairman and Director and assume the office of Senior Advisor at the Ordinary General Meeting of Shareholders of Resona Holdings, Inc. and Resona Bank, Limited to be held on June 24, 2022.

1.	Reasons for nomination as a candidate for position of Outside Director

Mr. Kazuhiro Higashi held positions of President and Chairman of Resona Holdings, Inc. from April 2013, and has abundant experience and deep insight regarding corporate management.

He has properly fulfilled his duties as Outside Director, the Chairperson of the Compensation Committee and a Member of the Nominating Committee since June 2021 by overseeing the entire business management of the Company from an independent standpoint.

He has been nominated as a candidate for Outside Director again, given that he is an exceptional person with both superior character and insight, in order for him to continue to assume a role in overseeing the entire business management of the Company from an objective, highly sophisticated and broader viewpoint.

2.	Roles expected to fulfill after appointment

After his appointment, he is expected to contribute to strengthening the supervisory function of the Company’s management. He is also expected to fulfill a role in strengthening the transparency and objectivity of the process of determining the compensation of Directors and Executive Officers and the process of selecting candidates for Directors, as the Chairperson of the Compensation Committee and a Member of the Nominating Committee.

3.	Other matters related to the Outside Director candidate

(1)	Mr. Kazuhiro Higashi is a candidate for the position of Outside Director as defined in Article 2, Paragraph 3, Item 7 of the Enforcement Regulations of the Companies Act.

(2)

The aggregate amount of the Company Group’s borrowings from Resona Holdings, Inc. and its subsidiaries, where Mr. Kazuhiro Higashi currently holds the position of Chairman and Director, in the past three fiscal years is less than 1% of the amount of consolidated total assets of either of the two companies. Accordingly, Mr. Kazuhiro Higashi fulfills the “Honda Motor Co., Ltd. Criteria for Independence of Outside Directors.” The Company has appointed him as an Independent Outside Director as stipulated by the rules of the Tokyo Stock Exchange and reported his appointment to the Tokyo Stock Exchange. If he is re-elected and assumes the position of Director, the Company plans to continue his appointment as an Independent Outside Director.

11	Ryoko Nagata	Date of birth July 14, 1963	Reappointment Outside Independent Director

Current position	Director	Responsibilities	Member of the Audit Committee
● Number of shares of the Company held 200 shares		● Attendance record of the Board of Directors, etc. (number of meetings attended/number of meetings held)
● Special interest between the candidate and the Company None		Board of Directors 8/8 (100%) Audit Committee 6/6 (100%)
● Term of office as Outside Director (as of the close of this Meeting) 1 year

● Resume, current position, responsibilities and significant concurrent positions
Apr. 1987	Joined Japan Tobacco Inc.	Jun. 2021	Outside Director of the Company (present)

June 2008	Executive Officer of Japan Tobacco Inc.	Jun. 2021	Member of the Audit Committee (present)

Mar. 2018	Standing Audit & Supervisory Board Member of Japan Tobacco Inc. (present)

(Significant concurrent positions)
Standing Audit & Supervisory Board Member of Japan Tobacco Inc.

1. Reasons for nomination as a candidate for position of Outside Director

Ms. Ryoko Nagata held positions of Executive Officer and Audit & Supervisory Board Member of Japan Tobacco Inc. from 2008, and has abundant experience and deep insight regarding corporate management and audit. She has properly fulfilled her duties as Outside Director and a Member of the Audit Committee since June 2021 by auditing and overseeing the entire business management of the Company from an independent standpoint.

She has been nominated as a candidate for Outside Director again, given that she is an exceptional person with both superior character and insight, in order for her to continue to assume a role in overseeing the entire business management of the Company from an objective, highly sophisticated and broader viewpoint.

2. Roles expected to fulfill after appointment

After her appointment, she is expected to contribute to strengthening the supervisory function of the Company’s management. She is also expected to fulfill a role in strengthening the audit function, as a Member of the Audit Committee.

3. Other matters related to the Outside Director candidate

(1)   Ms. Ryoko Nagata is a candidate for the position of Outside Director as defined in Article 2, Paragraph 3, Item 7 of the Enforcement Regulations of the Companies Act.

(2)   Ms. Ryoko Nagata fulfills the “Honda Motor Co., Ltd. Criteria for Independence of Outside Directors.” The Company has appointed her as an Independent Outside Director as stipulated by the rules of the Tokyo Stock Exchange and reported her appointment to the Tokyo Stock Exchange. If she is re-elected and assumes the position of Director, the Company plans to continue her appointment as an Independent Outside Director.

Notes:	1.	Summary of Content of Limited Liability Contract

Based on Article 427, Paragraph 1 of the Companies Act and Article 27, Paragraph 2 of the Articles of Incorporation of the Company, the Company has entered into contracts with all Outside Directors, which limit their liability for damages as stipulated in Article 423, Paragraph 1 of the Companies Act, to the minimum liability amount that is stipulated in Article 425, Paragraph 1 of the Companies Act.

If Mr. Kunihiko Sakai, Mr. Fumiya Kokubu, Mr. Yoichiro Ogawa, Mr. Kazuhiro Higashi and Ms. Ryoko Nagata are re-elected and assume the positions of Director, the Company plans to continue such limited liability contract with each of them.

	2.	Summary of Content of Indemnity Contract

The Company has entered into indemnity contracts with all Directors and Executive Officers, in accordance with Article 430-2, Paragraph 1 of the Companies Act, and the Company indemnifies them for expenses set forth in Item 1 of the same Paragraph to the extent stipulated by laws.

If the eleven (11) candidates are re-elected or elected and assume the positions of Director, the Company plans to continue such indemnity contract with each of them.

	3.	Summary of Content of Directors and Officers Liability Insurance Contract

Based on Article 430-3, Paragraph 1 of the Companies Act, the Company has entered into a directors and officers liability insurance contract that includes all Directors and Executive Officers as the insured with an insurance company. The insurance contract covers legal damages and litigation expenses to be borne by the insured.

If the eleven (11) candidates are re-elected or elected and assume the positions of Director, each Director will be an insured in the insurance contract. The Company intends to renew the contract under the same conditions during the term of office.

∎ Criteria for Independence of Outside Directors

The Company’s board of directors will determine that an outside director is sufficiently independent from the Company if it determines that the said outside director satisfies the independence criteria stipulated by the Tokyo Stock Exchange and the requirements set forth below:

1.	He/She is not, and has never been, any of the following during the last year:

1)	a person who executes the business (*1) of a large shareholder (*2) of the Company;

2)	a person who executes the business of (i) a major customer (*3) of the Company, or (ii) a company of which the Company is a major customer;

3)	a person who executes the business of a major lender (*4) of the Company Group;

4)	a person who executes the business of an audit corporation which conducts statutory audits for the Company or a person who handles the audit functions of the Company;

5)

a consultant, an accounting specialist, or a legal expert (or, if the person in question is a corporation, an association, or any other similar organization, then a person who executes the business of that corporation, etc.) who receives a large amount (*5) of money, etc. from the Company, other than remuneration paid to directors of the Company;

2.	No family member or close relative (*6) of the outside director currently falls or at any point of time during the last year fell under any of items 1) through 5) in paragraph 1 above.

[End]

Established on May 15, 2015

Partly amended on June 15, 2017

Partly amended on February 9, 2021

*1	A “person who executes the business” means an executive director, an executive officer, or an important employee including operating officer.

*2	A “large shareholder” means a shareholder who directly or indirectly holds shares representing 10% or more of the total number of voting rights of the Company as of the end of a fiscal year.

*3

A “major customer” means a customer of the Company where the annual amount of transactions between the customer and the Company exceeds 2% of the consolidated sales revenue of the Company or the said customer.

*4

A “major lender” means a financial institution from which the Company Group borrows, where the aggregate amount of such borrowings exceeds 2% of the amount of consolidated total assets of the Company or the financial institution as at the end of a fiscal year.

*5	A person receives a “large amount” if he/she receives consideration from the Company in excess of 10 million yen per year.

*6	A “family member or close relative” means a spouse or first or second degree relative of an outside director.

Corporate Governance Initiatives (reference)

∎ Basic Approach to Corporate Governance

The Company strives to enhance corporate governance as one of the most important tasks for its management, based on the Company’s basic principle, in order to further strengthen the trust of our shareholders/investors and other stakeholders; encourage timely, decisive and risk-considered decision-making; seek sustainable growth and the enhancement of corporate value over the medium- to long-term; and become “a company that society wants to exist.”

In order to clearly segregate the supervisory function and execution function of management and to strengthen the supervisory function and to enable prompt and flexible decisions, the Company has “Nominating Committee,” “Audit Committee,” and “Compensation Committee,” each of which is composed of more than one half of Outside Directors, and has adopted a company with three committees structure which allows broad delegation of the business execution authority from Board of Directors to the Executive Officers.

We are making efforts to appropriately disclose corporate information including the release and disclosure of quarterly financial results and management policies in a timely and accurate manner to bolster trust and appreciation from shareholders/investors and other stakeholders. Going forward, we will continue to strive to ensure the transparency of our management.

For the Company’s basic approach to corporate governance, please refer to “Honda Corporate Governance Basic Policies” (the URL below).

“Honda Corporate Governance Basic Policies”

https://global.honda/investors/policy/governance.html

∎ Corporate Governance System (as of March 31, 2022)

∎	Activities of the Board and Committees (FY2021)

∎	Creating Environment for Maximizing Outside Directors’ Effectiveness

Orientation for nominees

  The Company provides Outside Director nominees with training on industrial trends, the company’s history, businesses, finances, organizations, internal control system, etc.

Preliminary briefings and information sessions

  The Company holds a preliminary briefing before each Board meeting in order to provide Outside Directors with sufficient insights into the details and background of the agenda items to be escalated to the Board, their positions in medium-to-long-term management plan, and other basic prerequisites to ensure substantial discussions at Board meetings. In addition, we set up opportunities to share important information about our medium-term management plan and hold discussions among Directors.

Discussion on management-related interests

  The Company held discussions on Directors’ interests to achieve alignment among the Outside Directors with respect to the Company Group’s long-term challenges and future direction and to help them better understand our management-related initiatives. We also aimed at incorporating their insights into discussions of our future management policies.

Dialogue with Executive Officers/among Outside Directors

  The Company provides opportunities for dialogue between Outside Directors and Executive Officers/Internal Directors as well as among Outside Directors as needed in order to enhance communication among Directors.

Site visits

  The Company held visits to our factories and other business locations to help Directors better understand our businesses.

Visit to Yorii Plant

∎ Evaluation of the Effectiveness of the Board

  Each fiscal year, the Company conducts an evaluation of the overall effectiveness of the Board of Directors in order to confirm the current status of the Board’s functions, with the aim of further improving its effectiveness and promoting understanding among shareholders and stakeholders.

Evaluation process

Evaluation results

Summary of evaluation results

  The evaluation confirmed that the effectiveness of the Board of Directors has been adequately ensured. This has been achieved by a number of changes made after the management approach was updated in response to the transition to a company with three committees. The evaluation confirmed improvements to the discussion of management policies from a medium- to long-term perspective and the provision of information relevant to these, and an improvement in the quality of deliberations and appropriate operation of the three committees.

  The evaluation cited a need to provide more timely information to Outside Directors, to enhance opportunities for business site visits, and to enable more active discussions at Board of Directors meetings. We will address these issues to further enhance effectiveness as monitoring-type Board of Directors.

Business Report for the 98th Fiscal Year

For the Period From: April 1, 2021 To: March 31, 2022

1.	OUTLINE OF BUSINESS

(1)	Review of Operations

  Despite shifting to a recovery trend, the economic environment surrounding Honda, its consolidated subsidiaries and its affiliates accounted for under the equity method (hereinafter, the “Honda Group”) in the fiscal year ended March 31, 2022, continued to be difficult due to the spread of COVID-19, the impact of semiconductor supply shortages, and sharp increases in raw material prices, among other factors. In the United States, the economy picked up due to factors such as economic stimulus measures and improved consumer spending. In Europe and Asia, while there were signs of economic recovery, conditions were difficult, with some countries curtailing economic activities. In Japan, although the economy continued to pick up, there were signs of weakness in some areas, such as employment. During the fourth quarter of the fiscal year ended March 31, 2022, the global economy slowed down due to the worsening situation in Ukraine. A further downturn in the economy is expected in the near term.

  In the Honda Group’s principal markets, the motorcycle market recovered substantially in Indonesia and Brazil, and moderately in Thailand compared to the previous fiscal year, but shrank in India and Vietnam. Compared to the previous fiscal year, the automobile market recovered substantially in Indonesia, and moderately in India, but shrank in Japan, China, Europe, Thailand, Brazil, and the United States.

  In these circumstances, the Honda Group worked to strengthen its business structure in order to respond swiftly and accurately to the changing and varied needs of customers and society. We also continued to pursue our goals of achieving carbon neutrality and zero fatalities in traffic accidents. On the research and development front, we made proactive efforts to develop safety and environmental technologies and advanced technologies to enhance the attractiveness of our products and transform mobility, utilizing open innovation with external partners. With regard to production, we strengthened our production structure and further pressed ahead with optimizing the production allocation and production capability to deal with changes in demand on a global basis. As for sales, we worked to enhance our product lineup through measures such as aggressively launching products that offer new value and delivering products globally.

  Honda’s consolidated sales revenue for the fiscal year ended March 31, 2022 increased by 10.5% from the fiscal year ended March 31, 2021 to JPY 14,552.6 billion, due mainly to increased sales revenue in the motorcycle business and financial services business operations as well as positive foreign currency translation effects.

  Operating profit increased by 32.0%, to JPY 871.2 billion from the previous fiscal year, due mainly to an increase in profit attributable to sales impacts as well as positive foreign currency effects, which was partially offset by a decrease in profit attributable to sales price and cost impacts. Profit before income taxes increased by 17.1%, to JPY 1,070.1 billion from the previous fiscal year. Profit for the year attributable to owners of the parent increased by 7.6%, to JPY 707.0 billion from the previous fiscal year.

Motorcycle Business

  Consolidated unit sales totaled 10,721 thousand, an increase of 4.5% from the previous fiscal year.

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Year ended Mar. 31, 2021	Year ended Mar. 31, 2022			Year ended Mar. 31, 2021	Year ended Mar. 31, 2022
			Change	%			Change	%
Motorcycle business	15,132	17,027	1,895	12.5	10,264	10,721	457	4.5
Japan	215	244	29	13.5	215	244	29	13.5
North America	332	437	105	31.6	332	437	105	31.6
Europe	234	317	83	35.5	234	317	83	35.5
Asia	13,319	14,589	1,270	9.5	8,451	8,283	-168	-2.0
Other Regions	1,032	1,440	408	39.5	1,032	1,440	408	39.5

Note:

Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries.

  With respect to Honda’s sales for the fiscal year by business segment, in motorcycle business operations, sales revenue from external customers increased by 22.3%, to JPY 2,185.2 billion from the previous fiscal year, due mainly to increased consolidated unit sales. Operating profit totaled JPY 311.4 billion, an increase of 38.7% from the previous fiscal year, due primarily to an increase in profit attributable to sales impacts as well as positive foreign currency effects, which was partially offset by higher overhead costs.

Automobile Business

  Consolidated unit sales totaled 2,424 thousand, a decrease of 7.4% from the previous fiscal year.

	Unit (Thousands)
	Honda Group Unit Sales				Consolidated Unit Sales
	Year ended Mar. 31, 2021	Year ended Mar. 31, 2022			Year ended Mar. 31, 2021	Year ended Mar. 31, 2022
			Change	%			Change	%
Automobile business	4,546	4,074	-472	-10.4	2,617	2,424	-193	-7.4
Japan	592	547	-45	-7.6	520	476	-44	-8.5
North America	1,480	1,283	-197	-13.3	1,480	1,283	-197	-13.3
Europe	101	100	-1	-1.0	101	100	-1	-1.0
Asia	2,247	2,022	-225	-10.0	390	443	53	13.6
Other Regions	126	122	-4	-3.2	126	122	-4	-3.2

Note:

Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. Certain sales of automobiles that are financed with residual value type auto loans, etc., by our Japanese finance subsidiaries and provided through our consolidated subsidiaries are accounted for as operating leases in conformity with IFRS and are not included in consolidated sales revenue to the external customers in our Automobile business. Accordingly, they are not included in Consolidated Unit Sales, but are included in Honda Group Unit Sales of our Automobile business.

In the automobile business operations, sales revenue from external customers increased by 6.8%, to JPY 9,147.4 billion from the previous fiscal year due mainly to positive foreign currency translation effects, which were partially offset by a decrease in consolidated unit sales. Operating profit totaled JPY 236.2 billion, an increase of 161.7% from the previous fiscal year, due primarily to lower overhead expenses and positive foreign currency effects, which were partially offset by a decrease in profit attributable to sales price and cost impacts.

Financial Services Business

Sales revenue from external customers in the financial services business operations increased by 13.1%, to JPY 2,820.6 billion from the previous fiscal year due mainly to an increase in revenues on disposition of lease vehicles. Operating profit decreased by 6.7% to JPY 333.0 billion from the previous fiscal year, mainly due to the difference of the allowance for credit loss.

Life Creation and Other Businesses

  Consolidated unit sales in the life creation and other businesses operations totaled 6,200 thousand, an increase of 10.3% from the previous fiscal year.

	Unit (Thousands)
	Honda Group Unit Sales/ Consolidated Unit Sales
	Year ended Mar. 31, 2021	Year ended Mar. 31, 2022
			Change	%
Life creation business	5,623	6,200	577	10.3
Japan	336	353	17	5.1
North America	2,617	2,738	121	4.6
Europe	929	1,189	260	28.0
Asia	1,405	1,487	82	5.8
Other Regions	336	433	97	28.9

Note:

Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. In life creation business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales for the year ended March 31, 2021 and 2022, since no affiliates and joint ventures accounted for using the equity method were involved in the sale of Honda power products.

Sales revenue from external customers in life creation and other businesses increased by 24.1%, to JPY 399.2 billion from the previous fiscal year, due mainly to an increase in consolidated unit sales in life creation and other businesses. Honda reported an operating loss of JPY 9.4 billion, an improvement of JPY 2.1 billion from the previous fiscal year, due mainly to an increase in profit from the impact of sales, despite increased overhead costs. Operating loss of aircraft and aircraft engines included in the life creation and other businesses segment was JPY 33.7 billion, a deterioration of JPY 1.4 billion from the previous fiscal year.

◾ Sales Revenue Breakdown

	Yen (millions)
	FY2021 From April 1, 2020 to March 31, 2021 (reference)	FY2022 From April 1, 2021 to March 31, 2022	Change from the previous fiscal year (reference)
				(%)
Grand Total	13,170,519	14,552,696	1,382,177	10.5
Japan	1,849,268	1,943,649	94,381	5.1
North America	7,080,833	7,624,799	543,966	7.7
Europe	511,795	611,889	100,094	19.6
Asia	3,250,125	3,711,460	461,335	14.2
Other Regions	478,498	660,899	182,401	38.1
Motorcycle Business	1,787,283	2,185,253	397,970	22.3
Japan	88,129	105,023	16,894	19.2
North America	197,185	230,780	33,595	17.0
Europe	146,948	202,254	55,306	37.6
Asia	1,149,879	1,309,977	160,098	13.9
Other Regions	205,142	337,219	132,077	64.4
Automobile Business	8,567,205	9,147,498	580,293	6.8
Japan	1,321,487	1,340,775	19,288	1.5
North America	4,679,324	4,884,934	205,610	4.4
Europe	290,366	319,366	29,000	10.0
Asia	2,037,519	2,321,721	284,202	13.9
Other Regions	238,509	280,702	42,193	17.7
Financial Services Business	2,494,294	2,820,667	326,373	13.1
Japan	380,384	418,383	37,999	10.0
North America	2,070,569	2,356,978	286,409	13.8
Europe	11,219	10,876	-343	-3.1
Asia	15,060	15,757	697	4.6
Other Regions	17,062	18,673	1,611	9.4
Life Creation & Other Businesses	321,737	399,278	77,541	24.1
Japan	59,268	79,468	20,200	34.1
North America	133,755	152,107	18,352	13.7
Europe	63,262	79,393	16,131	25.5
Asia	47,667	64,005	16,338	34.3
Other Regions	17,785	24,305	6,520	36.7

(2)	Capital Expenditures

Capital expenditures during the fiscal year ended March 31, 2022 totaled JPY 278,405 million. The breakdown of capital expenditures by business segment was as follows:

In addition to investments for new model introductions, Honda’s capital expenditure was predominantly utilized for expanding, rationalizing, and renovating manufacturing facilities as well as for expanding sales and R&D facilities.

	Yen (millions), %
Business Segment	FY2021 (reference)	FY2022	Change in amount (reference)	Change (%) (reference)
Motorcycle Business	30,483	36,754	6,271	20.6
Automobile Business	281,617	230,476	-51,141	-18.2
Financial Services Business	260	340	80	30.8
Life Creation and Other Businesses	8,934	10,835	1,901	21.3

Total	321,294	278,405	-42,889	-13.3

Equipment on operating leases	2,001,898	2,026,098	24,200	1.2

Note: Intangible assets are not included in the table above.

(3)	Liquidity and Capital Resources

Honda meets its working capital requirements primarily through cash generated by operations, bank loans and corporate bonds. The outstanding balance of liabilities for Honda’s manufacturing and sales businesses at the end of the fiscal year ended March 31, 2022 was JPY 836.8 billion.

In addition, the Company’s finance subsidiaries fund financial programs for customers and dealers primarily from medium-term notes, bank loans, securitization of finance receivables and equipment on operating leases, commercial paper and corporate bonds. The outstanding balance of liabilities for Honda’s financial services subsidiaries at the end of the fiscal year was JPY 7,269.9 billion.

(4)	Preparing for the Future

1)	Management Policies and Strategies

The Honda Group has two Fundamental Beliefs: “Respect for the Individual,” and “The Three Joys” (the Joy of Buying, the Joy of Selling, and the Joy of Creating). “Respect for the Individual” calls on Honda to nurture and promote these characteristics in our company by respecting individual differences and trusting each other as equal partners. “The Three Joys” are based on “Respect for the Individual,” and is the philosophy of creating joy together with everyone involved in Honda’s activities, with the joy of its customers as the driving force.

Based on these Fundamental Beliefs, the Honda Group strives to improve its corporate value by sharing joy with all people, and with our shareholders in particular, by practicing its Mission Statement: “Maintaining a global viewpoint, we are dedicated to supplying products of the highest quality, yet at a reasonable price for worldwide customer satisfaction.”

The Honda Group has also defined its vision toward 2030 as “Serve people worldwide with the ‘joy of expanding their life’s potential,’” and will take initiatives in the following three directions.

1. Toward a clean and safe / secure society

2. Creating value for “mobility” and “daily lives”

3. Accommodate the different characteristics of people and society

The Honda Group is thoroughly committed to “eliminating the burden on the global environment” and “achieving safety that protects precious lives.” Specifically, in terms of the environment, the Honda Group aims to achieve carbon neutrality in 2050 across all of our products and business activities.

In terms of safety, the Honda Group will work toward the goal of zero traffic collision fatalities involving the Group’s motorcycles and automobiles globally by 2050.

1.	Toward a clean and safe / secure society

a.	Toward the realization of carbon neutrality

Going forward, the Honda Group will actively promote the introduction of electric vehicles based on electric-powered motor technology which it has been developing as a leader in environmentalism. The Honda Group aims to create a recycling-oriented society with “zero environmental impact” so that people can live sustainably on the earth toward the realization of carbon neutrality. Therefore, the Honda Group will work on the three pillars of carbon neutrality, clean energy and resource circulation. The Honda Group has set targets in line with the “1.5 Celsius scenario” of the Paris Agreement, aiming for zero environmental impact throughout the life cycle of our products, including not only the products produced and sold by the Honda Group, but also its corporate activities, and is working toward its achievement.

b.	Toward the realization of zero traffic collision fatalities

As part of its responsibility as a mobility company, the Honda Group is researching, developing, and working toward the adoption of safety technology based on its philosophy of “Safety for Everyone,” with the aim of realizing a “collision-free mobile society” where everyone who uses roads can live safely.

In addition to such safety technology, the Honda Group has long been promoting awareness of traffic safety in order to realize a society where all people who use roads, such as drivers and pedestrians, can move safely with safety awareness. Going forward, the Honda Group will carry out this initiative globally.

2.	Creating value for “mobility” and “daily lives”

The Honda Group will focus on three areas, namely mobility, robotics and energy, in order to provide people with the joy and freedom of mobility and the joy of making their lives better.

a.	Joy and freedom of mobility

Using the Honda Group’s unique strengths resulting from its wide range of mobility products including motorcycles and automobiles, the Honda Group will use partnerships with other companies in various regions to begin new mobility services that provide mobility without restraint in every aspect of life.

b.	Joy of making life better

The Honda Group will work on creating a system that allows people to share and enjoy safe and secure clean energy in their daily lives through mobility.

3.	Accommodate the different characteristics of people and society

The Honda Group will provide optimal products and services for diverse society, and to all people with a wide variety of cultures and values, whether they live in developed or emerging nations.

2) Management Challenges

The business environment surrounding the Honda Group has come to a major turning point. Values are diversifying, the population is aging, urbanization is accelerating, climate change is worsening, and the industrial structure is changing due to progress in technologies such as the use of electric-powered motors, autonomous driving and IoT, all on a global basis. In addition, values of the society and individuals as well as awareness of global environmental issues have changed dramatically due to the spread of COVID-19. It is vital to ensure “strong products, strong Mono-zukuri (the art of making things) and strong businesses” which are essential for future growth.

Looking at the market environment of motorcycle business operations, competition with not only existing manufacturers but also emerging manufacturers is intensifying. The operating environment continues to change more rapidly than ever as seen by the need to make efforts to deal with tighter environmental regulations in each country and expansion of new markets. The Honda Group has set a CO2 reduction target rate that far exceeds the governmental targets for all emerging countries, and is aiming to become an environmental leader in motorcycles, not only through the use of electric-powered motors, but also through improved fuel efficiency and the use of biofuels.

With regard to electrification in automobile business operations, the Honda Group will work to achieve carbon neutrality in accordance with the characteristics of each region, including customer acceptance, infrastructure environment and the spread of renewable energy.

The power products and other businesses will provide new value for mobility and daily lives through the existing “provision of power products” and work toward the realization of carbon neutrality.

3) Challenges to be Addressed Preferentially

Considering the business environment, the Honda Group will work on the following new challenges directed at the next generation to provide value unique to the Honda Group with a view to contributing to solving various social issues including climate change, while continuing to achieve sustainable growth.

1.	Prepare for future growth

a. Next-generation technologies

In the automobile industry in the future, the ability to respond to electrification, driver-assistive technologies, connected technologies and other technological innovations will likely determine the competitiveness of a company. The Honda Group will work to develop products and services equipped with such next-generation technologies in the motorcycle, automobile, and power products businesses, and ensure business feasibility including value chain as early as possible.

In the automobile business, going forward to the late 2020s, the Honda Group aims to introduce products tailored to the market characteristics of each region, such as the major markets of North America, China, and Japan. In North America, the Honda Group will start by introducing electric vehicles (EVs) that we are jointly developing with our partners. In China, the Honda Group will target the characteristics of the advanced EV market, where EV penetration is ahead of other regions, through local original development to respond quickly. In Japan, the Honda Group will introduce commercial light EVs as we work to promote EVs with an initial focus on vehicles for professional use.

The Honda Group will also keep a global perspective in developing the optimal electric business, since it is estimated that EVs will be in widespread use from the late 2020s onward.

For batteries, the Honda Group is developing its proprietary solid-state batteries. The Honda Group have decided to construct a demonstration line to ensure performance at the mass-production level as well as superiority in terms of cost and safety.

Regarding driver-assistive technologies, the Honda Group will work to promote and evolve “Honda SENSING,” a safety and driver-assistive system, for the purpose of preventing accidents.

In addition, the Honda Group will work to develop intelligent driver-assistive technologies, which aim to reduce driving errors and risks and eliminate human errors while driving by adapting to the abilities and conditions of each individual. The Honda Group will also work to develop safety and security network technology for anticipating and avoiding risks before an accident occurs by connecting all traffic participants (people and mobility) via telecommunications. Alongside these efforts, the Honda Group will promote the spread and expansion of motorcycle safety technology and the development of safety education technology.

b. New businesses

The Honda Group is committed to increasing the convenience and efficiency of society as a whole through a variety of electric products and services, as well as batteries, energy, mobile power packs, hydrogen, and the development of a connected platform that integrates these products and services.

Through these efforts, the Honda Group will provide multifaceted and multidimensional solutions to meet customers’ applications in diverse countries and regions, and achieve the joy of free mobility with zero global environmental impact.

Going forward, while promoting electrification, the Honda Group will work to transform its business portfolio by developing businesses that deliver various services and value to customers through products that integrate hardware and software.

Regarding research and development expenses and capital investment, the Honda Group will further shift resources to electrification and software areas and will also utilize alliances and other means for efficient and effective resource management.

In addition, in order to create free time for people and expand the time and space in which they can play an active role, the Honda Group will work on three areas: “eVTOL,” “Avatar Robot,” and “Challenging the Space Domain.”

2.	Solidify existing businesses

The Honda Group will enhance the business strategy formulation function by steadily proceeding with the next initiatives, and build a highly competitive Mono-zukuri foundation to realize strong businesses.

a. Structure to realize strategies

In order to build strong businesses that can immediately respond to changes in the environment and can provide products that satisfy customer needs in a timely manner, the Honda Group has established a unified operational structure which integrates S-E-D-B (Sales, Engineering, Development and Buying) areas.

This enables the formulation of business strategies based on a big-picture view of product planning, development, buying/purchasing, engineering/production and sales, and the swift implementation of such strategies. At the same time, the Honda Group will realize Mono-zukuri reform and stable production with high-precision development of new models through frontloading and operation which integrates the entire process from development through mass-production.

b. Mono-zukuri reform

In the automobile business, the Honda Group has strengthened its global models and regional models according to the needs of each region, with the aim of manufacturing challenging products unique to Honda. Efficient Mono-zukuri, in addition to product appeal, is indispensable for further enhancing the competitiveness of such models. To this end, the Honda Group is working to strengthen the structure in each area. Introducing the Honda Architecture, which is a company-wide initiative that increases the efficiency of development and expands parts-sharing for mass-production models, the Honda Group has sequentially applied it, starting with the global models of Civic. By further expanding its application, Honda will enhance the efficiency of existing businesses and repurpose those man-hours to conduct research and development in advanced areas, thereby accelerating development for the future.

In addition, the Honda Group will work to strengthen existing businesses by steadily optimizing production capacity in all regions.

c. Further improve quality

To achieve a new level of outstanding quality of products, the Honda Group has continued activities to further improve quality at every stage: design, development, production, sales and service including suppliers. Going forward, the Honda Group will team up with other companies, including those from other industries, to challenge new forms of mobility that incorporate electrification, driver-assistive technologies and IoT in creating new value through open innovation. To that end, the Honda Group will evolve its activities to realize a new level of outstanding quality, by pursuing the utmost quality not only in products and services provided to customers but also in every area of business at all points of customer contact, alongside evolution in “mobility” and “daily lives.”

d. Continue to enhance Honda’s social reputation and communication with the community

In addition to continuing to provide products incorporating Honda’s advanced safety and environmental technologies, the Honda Group will continue striving to enhance its social reputation by, among other things, strengthening its corporate governance, compliance, and risk management, as well as participating in community activities and making philanthropic contributions.

Through these company-wide activities, Honda aims to be a company that society, which includes our shareholders, our investors and our customers, wants to exist.

(5)  Changes in Financial Position and Results of Operations of the Group and the Parent Company

(a)  Changes in Results of Operations and Financial Position of the Group

	Yen (millions)
Category	IFRS
	FY2019 95th fiscal year (From April 1, 2018 to March 31, 2019)	FY2020 96th fiscal year (From April 1, 2019 to March 31, 2020)	FY2021 97th fiscal year (From April 1, 2020 to March 31, 2021)	FY2022 98th fiscal year (From April 1, 2021 to March 31, 2022)
Sales revenue	15,888,617	14,931,009	13,170,519	14,552,696
Operating profit	726,370	633,637	660,208	871,232
Profit before income taxes	979,375	789,918	914,053	1,070,190
Profit for the year attributable to owners of the parent	610,316	455,746	657,425	707,067
Basic earnings per share attributable to owners of the parent (Yen)	345.99	260.13	380.75	411.09
Total assets	20,419,122	20,461,465	21,921,030	23,973,153
Equity attributable to owners of the parent	8,267,720	8,012,259	9,082,306	10,472,824
Equity attributable to owners of the parent per share (Yen)	4,698.74	4,640.46	5,260.06	6,122.31

Notes:	1.	Based on the provisions of Article 120-1 of the Ordinance of Companies Accounting, the Company’s consolidated financial statements have been prepared in accordance with IFRS.

	2.	The results of operations and financial position of the Group are indicated based on IFRS terminology.

	3.	Basic earnings per share attributable to owners of the parent is calculated based on the average number of shares outstanding during each year. There were no significant potentially dilutive common shares outstanding.

	4.	Equity attributable to owners of the parent per share is calculated based on the number of shares outstanding at the end of each fiscal year.

(b)  Changes in Results of Operations and Financial Position of the Parent Company

	Yen (millions)
Category	FY2019 95th fiscal year (From April 1, 2018 to March 31, 2019)	FY2020 96th fiscal year (From April 1, 2019 to March 31, 2020)	FY2021 97th fiscal year (From April 1, 2020 to March 31, 2021)	FY2022 98th fiscal year (From April 1, 2021 to March 31, 2022)
Net sales	4,077,564	3,642,679	3,092,866	3,454,263
Operating income	1,012	(60,260)	(150,932)	(11,215)
Ordinary income	534,031	512,028	359,362	613,644
Net income	362,203	373,027	373,372	488,046
Net income per share (Yen)	205.33	212.91	216.24	283.75
Total assets	2,982,107	3,126,421	3,383,432	3,920,756
Net assets	2,161,343	2,220,025	2,470,683	2,713,431
Net assets per share (Yen)	1,228.34	1,285.77	1,430.91	1,586.25

Notes:	1.	Figures in parentheses represent losses.

	2.	Figures in millions of yen are rounded down to the nearest million.

	3.	The increase in net sales in the 98th fiscal year compared to the 97th fiscal year is due primarily to increased sales in the motorcycle business operations. The decrease in operating loss in the 98th fiscal year compared to the 97th fiscal year is mainly due to increased profits from the impact of sales and a decrease in R&D expenses. The increase in ordinary income and net income in the 98th fiscal year compared to the 97th fiscal year is due mainly to a decrease in operating loss and an increase in dividend income.

(6) Principal Subsidiaries

			Voting Rights	Principal Business Activities
Company Name		Capital	Ratio	Business Segment	Function
Honda R&D Co., Ltd.	(Saitama, Japan)	JPY 7,400 million	100.0%	Motorcycle Business Automobile Business Life Creation and Other Businesses	Research and development

Honda Finance Co., Ltd.	(Tokyo, Japan)	JPY 11,090 million	100.0%	Financial Services Business	Finance

American Honda Motor Co., Inc.	(U.S.A.)	USD 299 million	100.0%	Motorcycle Business Automobile Business Financial Services Business Life Creation and Other Businesses	Coordination of Subsidiaries Operation / Research and development / Manufacturing / Sales

Honda Aero., Inc.	(U.S.A.)	USD 80 million	100.0%	Life Creation and Other Businesses	Research and development / Manufacturing

American Honda Finance Corporation	(U.S.A.)	USD 1,366 million	*100.0%	Financial Services Business	Finance

Honda Development and Manufacturing of America, LLC (Note 3)	(U.S.A.)	USD 561 million	*100.0%	Automobile Business	Research and development / Manufacturing

Honda Aircraft Company, LLC	(U.S.A.)	USD 160 million	*100.0%	Life Creation and Other Businesses	Research and development / Manufacturing / Sales

Honda Canada Inc.	(Canada)	CAD 226 million	*100.0%	Motorcycle Business Automobile Business Life Creation and Other Businesses	Manufacturing / Sales

Honda Canada Finance Inc.	(Canada)	CAD 285 million	*100.0%	Financial Services Business	Finance

Honda de Mexico, S.A. de C.V.	(Mexico)	MXN 13,655 million	*100.0%	Motorcycle Business Automobile Business Life Creation and Other Businesses	Manufacturing / Sales

Honda Motor Europe, Ltd.	(U.K.)	GBP 665 million	100.0%	Motorcycle Business Automobile Business Financial Services Business Life Creation and Other Businesses	Coordination of Subsidiaries Operation / Sales

Honda of the U.K. Manufacturing Ltd. (Note 4)	(U.K.)	GBP 670 million	*100.0%	Automobile Business	Manufacturing

Honda Finance Europe plc	(U.K.)	GBP 38 million	*100.0%	Financial Services Business	Finance

Honda Bank GmbH	(Germany)	EUR 78 million	*100.0%	Financial Services Business	Finance

Honda Turkiye A.S. (Note 4)	(Turkey)	TRY 180 million	*100.0%	Motorcycle business Automobile business	Manufacturing / Sales

Honda Motor (China) Investment Co., Ltd.	(China)	USD 138 million	100.0%	Motorcycle Business Automobile Business Life Creation and Other Businesses	Coordination of Subsidiaries Operation / Sales

Honda Auto Parts Manufacturing Co., Ltd.	(China)	USD 200 million	*100.0%	Automobile Business	Manufacturing

Honda Motorcycle and Scooter India (Private) Ltd.	(India)	INR 3,100 million	*100.0%	Motorcycle Business	Manufacturing / Sales

Honda Cars India Limited	(India)	INR 10,727 million	*100.0%	Motorcycle Business Automobile Business Life Creation and Other Businesses	Manufacturing / Sales

P.T. Honda Precision Parts Manufacturing	(Indonesia)	USD 150 million	*100.0%	Automobile Business	Manufacturing

P.T. Honda Prospect Motor	(Indonesia)	USD 70 million	51.0%	Automobile Business	Manufacturing / Sales

Honda Malaysia Sdn Bhd	(Malaysia)	MYR 170 million	51.0%	Automobile Business	Manufacturing / Sales

			Voting Rights	Principal Business Activities
Company Name		Capital	Ratio	Business Segment	Function
Honda Philippines Inc.	(Philippines)	PHP 3,190 million	99.6%	Motorcycle Business Life Creation and Other Businesses	Manufacturing / Sales

Honda Taiwan Co., Ltd.	(Taiwan)	TWD 3,580 million	100.0%	Motorcycle Business Automobile Business Life Creation and Other Businesses	Sales
Asian Honda Motor Co., Ltd.	(Thailand)	THB 10,888 million	100.0%	Motorcycle Business Automobile Business Financial Services Business Life Creation and Other Businesses	Coordination of Subsidiaries Operation / Sales

Honda Leasing (Thailand) Co., Ltd.	(Thailand)	THB 5,550 million	*100.0%	Financial Services Business	Finance

Honda Automobile (Thailand) Co., Ltd.	(Thailand)	THB 5,460 million	*89.0%	Automobile Business	Manufacturing / Sales

Thai Honda Manufacturing Co., Ltd.	(Thailand)	THB 550 million	*72.5%	Motorcycle Business Life Creation and Other Businesses	Manufacturing / Sales

Honda Vietnam Co., Ltd.	(Vietnam)	VND 1,190,822 million	*70.0%	Motorcycle Business Automobile Business	Manufacturing / Sales

Honda Motor de Argentina S.A.	(Argentina)	ARS 14,116 million	*100.0%	Motorcycle Business Automobile Business Life Creation and Other Businesses	Manufacturing / Sales

Honda South America Ltda.	(Brazil)	BRL 119 million	100.0%	Motorcycle Business Automobile Business Financial Services Business Life Creation and Other Businesses	Coordination of Subsidiaries Operation

Banco Honda S.A.	(Brazil)	BRL 524 million	*100.0%	Financial Services Business	Finance

Honda Automoveis do Brasil Ltda.	(Brazil)	BRL 882 million	*100.0%	Automobile Business	Manufacturing / Sales

Moto Honda da Amazonia Ltda.	(Brazil)	BRL 1,498 million	*100.0%	Motorcycle Business Life Creation and Other Businesses	Manufacturing / Sales

Notes:	1.	Amounts of capital are rounded down to the nearest unit as indicated.

	2.	Ratios with * include ownership by consolidated subsidiaries.

	3.	Honda of America Mfg., Inc. merged with Honda Manufacturing of Alabama, LLC, Honda Manufacturing of Indiana, LLC, Honda Transmission Mfg. of America, Inc., Honda R&D Americas, Inc., and three other companies during the fiscal year ended March 31, 2022, and changed its name to Honda Development and Manufacturing of America, LLC.

	4.	Honda of the U.K. Manufacturing Ltd. and Honda Turkiye A.S. stopped their production of automobile during the fiscal year ended March 31, 2022.

	5.	For the fiscal year ended March 31, 2022, the number of consolidated subsidiaries was 339, including 34 companies mentioned above, and the number of affiliates accounted for under the equity method was 67.

(7) Principal Business Activities

The Honda Group engages in the motorcycle business, automobile business, financial services business, and life creation and other businesses. Principal products and services, and functions of each business are as follows.

Business	Principal products and services	Function
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), side-by-side and relevant parts	Research and development / Manufacturing / Sales and related services

Automobile Business	Automobiles and relevant parts	Research and development / Manufacturing / Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products / Others

Life Creation and Other Businesses	Power products and relevant parts, and others	Research and development / Manufacturing / Sales and related services / Others

Note:	The Company has changed the name of Life Creation Business to Power Products Business after the organizational changes effective April 1, 2022.

(8) Principal Business Sites

(a) The Company

Name	Location
Head office	Tokyo, Japan
Suzuka Factory	Mie, Japan
Saitama Factory	Saitama, Japan
Transmission Factory	Shizuoka, Japan
Kumamoto Factory	Kumamoto, Japan
Powertrain Unit Factory	Tochigi, Japan

(b) Subsidiaries

      For principal subsidiaries and their locations, please refer to “(6) Principal Subsidiaries.”

(9) Employees of the Group and the Parent Company

(a) Group Employees

Business Segment	Number of Employees
	FY2021 (reference)		FY2022		Change (reference)
Motorcycle Business	46,255	(12,270)	46,448	(12,100)	193	(-170)
Automobile Business	153,413	(13,731)	146,092	(12,370)	-7,321	(-1,361)
Financial Services Business	2,385	(77)	2,321	(74)	-64	(-3)
Life Creation & Other Businesses	9,321	(2,083)	9,174	(2,525)	-147	(442)

Total	211,374	(28,161)	204,035	(27,069)	-7,339	(-1,092)

(b) Employees of the Parent Company

	FY2021 (reference)		FY2022		Change (reference)
Number of employees	35,781	(3,964)	34,067	(2,794)	-1,714	(-1,170)
Average age	44.9		44.7		-0.2
Average number of years Employed by the Company	22.5		22.2		-0.3

Note:	The number of employees of the Honda Group and the Parent Company refers to full-time employees. The average number of temporary employees is shown separately in parentheses.

2. COMMON STOCK

(1) Total Number of Shares Issued	1,811,428,430 shares
(2) Number of Shareholders	202,731

(3) Major Shareholders

Name	Number of Shares Held (thousands)	Percentage against Total Shares Issued (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	269,361	15.7
Moxley & Co. LLC	107,517	6.3
Custody Bank of Japan, Ltd. (Trust Account)	107,250	6.3
SSBTC CLIENT OMNIBUS ACCOUNT	59,665	3.5
Meiji Yasuda Life Insurance Company	51,199	3.0
Tokio Marine & Nichido Fire Insurance Co., Ltd.	35,461	2.1
Nippon Life Insurance Company	28,666	1.7
STATE STREET BANK WEST CLIENT – TREATY 505234	28,320	1.7
MUFG Bank, Ltd.	23,234	1.4
JPMorgan Chase Bank 385781	22,491	1.3

Notes:	1.	The number of shares described above rounds off figures of less than 1,000 shares.

	2.	Ownership percentages are calculated using the total number of shares issued minus treasury stock (99,789 thousand shares).

	3.	Moxley & Co. LLC is an official holder of stock of JPMorgan Chase Bank, which is a depositary institution for American Depositary Receipts (ADRs).

(4) Shares Issued to Corporate Officers as Compensation for the Performance of Their Duties During the Fiscal Year Ended March 31, 2022

Category	Number of Shares (shares)	Number of eligible Directors (Number of persons)
Directors (excluding Outside Directors)	26,700	2
Outside Directors	—	—
Executive Officers	19,700	6

Notes:	1.	The above Directors do not include three Directors who concurrently serve as Executive Officers.

	2.	The above number of shares does not include the number of shares converted into cash (26,873 shares for two Directors; 35,294 shares for six Executive Officers).

• Breakdown of shares by shareholder type (reference)

3. STOCK WARRANTS

No relevant information

4. CORPORATE OFFICERS

(1) Directors and Executive Officers (As of March 31, 2022)

(i) Directors

Position	Name	Area of Responsibility or Principal Occupations
Chairman and Director	Toshiaki Mikoshiba	Chairman of the Board of Directors

Director	Toshihiro Mibe	Member of the Nominating Committee

Director	Seiji Kuraishi	Member of the Compensation Committee

Director	Kohei Takeuchi

Director	Asako Suzuki	Member of the Audit Committee (Full-time)

Director	Masafumi Suzuki	Member of the Audit Committee (Full-time)

Director	Kunihiko Sakai	Member of the Nominating Committee Member of the Audit Committee Lawyer Advisor Attorney to TMI Associates Audit and Supervisory Board Member (Outside) of Furukawa Electric Co., Ltd.

Director	Fumiya Kokubu	Member of the Nominating Committee (Chairperson) Member of the Compensation Committee Chairman of the Board of Marubeni Corporation Outside Director of Taisei Corporation

Director	Yoichiro Ogawa

Member of the Audit Committee (Chairperson)

Member of the Compensation Committee

Certified Public Accountant

Founder of Yoichiro Ogawa CPA Office

Outside Audit & Supervisory Board Member of Recruit Holdings Co., Ltd.

Director	Kazuhiro Higashi

Member of the Nominating Committee

Member of the Compensation Committee (Chairperson)

Chairman and Director of Resona Holdings, Inc.

Chairman and Director of Resona Bank, Limited

Outside Director of Sompo Holdings, Inc.

Director	Ryoko Nagata	Member of the Audit Committee Standing Audit & Supervisory Board Member of Japan Tobacco Inc.

Notes:	1.	Directors Mr. Kunihiko Sakai, Mr. Fumiya Kokubu, Mr. Yoichiro Ogawa, Mr. Kazuhiro Higashi and Ms. Ryoko Nagata are Outside Directors in accordance with Article 2, Item 15 of the Companies Act.

	2.	The Company has appointed Mr. Kunihiko Sakai, Mr. Fumiya Kokubu, Mr. Yoichiro Ogawa, Mr. Kazuhiro Higashi and Ms. Ryoko Nagata as independent directors as provided for by the rules of the Tokyo Stock Exchange and reported their appointment to the Tokyo Stock Exchange.

	3.	Both Ms. Asako Suzuki and Mr. Masafumi Suzuki have been appointed as Full-time Member of the Audit Committee by a resolution of the Board of Directors to ensure the effectiveness of audits.

	4.	Mr. Masafumi Suzuki, a Director who is a Member of the Audit Committee, has sufficient operating experience regarding financial and accounting departments in the Company and its subsidiaries. In addition, Mr. Yoichiro Ogawa, a Director who is a Member of the Audit Committee, has abundant knowledge and experience as a certified public accountant. Mr. Suzuki and Mr. Ogawa have considerable knowledge related to finance and accounting.

	5.	As of April 1, 2022, the following promotion and assumption of office of Director was announced by the Company.

Position	Name	Area of Responsibility or Principal Occupations	Current position as of March 31, 2022
Chairman and Director	Seiji Kuraishi	Chairman of the Board of Directors	Director

(ii) Executive Officers

Position	Name	Area of Responsibility or Principal Occupations
President and Representative Executive Officer	Toshihiro Mibe	Chief Executive Officer

Executive Vice President and Representative Executive Officer	Seiji Kuraishi	Chief Operating Officer Corporate Brand Officer

Senior Managing Executive Officer	Kohei Takeuchi	Chief Financial Officer Compliance Officer

Managing Executive Officer	Shinji Aoyama	In charge of electrification

Managing Executive Officer	Noriaki Abe	Chief Officer for Regional Operations (Japan) Chief Officer for Traffic Safety Promotion Operations Risk Management Officer

Managing Executive Officer	Yasuhide Mizuno	Chief Officer for Automobile Operations

Managing Executive Officer	Keiji Ohtsu	President and Representative Director of Honda R&D Co., Ltd.

Notes:	1.	During the current fiscal year, the following resignation from the office of Executive Officer was announced by the Company.

Position	Name	Area of Responsibility or Principal Occupations	Date of retirement
Managing Executive Officer	Noriya Kaihara	Chief Officer for Customer First Operations Risk Management Officer	October 1, 2021

Mr. Noriya Kaihara resigned from the office by dismissal and subsequently assumed the office of Managing Officer on the same date.

2.	As of April 1, 2022, the following promotion and assumption of office of Executive Officers were announced by the Company.

Position	Name	Area of Responsibility or Principal Occupations	Current position as of March 31, 2022
Executive Vice President and Representative Executive Officer	Kohei Takeuchi	Chief Financial Officer Risk Management Officer	Senior Managing Executive Officer
Senior Managing Executive Officer	Shinji Aoyama	Chief Officer for Business Development Operations Corporate Brand Officer	Managing Executive Officer
Senior Managing Executive Officer	Yasuhide Mizuno	Chief Officer for Automobile Operations	Managing Executive Officer

3.	The Company adopts the Operating Officer System to strengthen regional operations and local workplaces and to implement quick and appropriate decisions. The Operating Officers of the Company are as follows: (As of March 31, 2022)

Position	Name	Area of Responsibility or Principal Occupations

Managing Officer	Michimasa Fujino	President and Director of Honda Aircraft Company, LLC

Managing Officer	Noriya Kaihara	Chief Officer for Regional Operations (North America) President, Chief Executive Officer and Director of American Honda Motor Co., Ltd.

Managing Officer	Mitsugu Matsukawa	President and Director of Honda Development & Manufacturing of America, LLC

Managing Officer	Katsushi Inoue	Chief Officer for Regional Operations (China) President of Honda Motor (China) Investment Co., Ltd. President of Honda Motor (China) Technology Co., Ltd.

Managing Officer	Hisao Takahashi	General Manager of Mono-zukuri Center for Automobile Operations Director of Honda R&D Co., Ltd.

Managing Officer	Yoshishige Nomura	Chief Officer for Motorcycle Operations

4.	As of April 1, 2022, the following promotion and assumption of office of Operating Officers were announced by the Company.

Position	Name	Area of Responsibility or Principal Occupations	Current position as of March 31, 2022
Senior Managing Officer	Hisao Takahashi	General Manager of Mono-zukuri Center for Automobile Operations Director of Honda R&D Co., Ltd.	Managing Officer

Managing Officer	Masayuki Igarashi	Chief Officer for Regional Operations (Asia & Oceania) President, Chief Operating Officer and Director of Asian Honda Motor Co., Ltd.	Operating Executive

Managing Officer	Kensuke Oe	Head of Production Supervisory Unit for Automobile Operations	Operating Executive

5.	The Company introduced the Operating Executive position effective April 1, 2020, with the aim of advancing its corporate executive structure and enabling the Company to address changes in the business environment with greater speed and flexibility. Operating Executives engage in company operations, with responsibility for business execution in their respective areas under the direction and supervision of management.

(2) Remuneration, etc. of Directors and Executive Officers

(a) Policy for determining remuneration of Directors

The Company views remuneration for directors, the key to its corporate governance, as an important driving force in realizing our fundamental beliefs, management policies, and aspirations. The Compensation Committee has established the following decision-making policy in order to encourage appropriate risk-taking and accurately reflect management responsibility in an effort to promote speedy reforms to achieve our vision amidst a drastically changing environment.

1.

The Company’s officer remuneration system is designed to motivate officers to contribute to the improvement of the Company’s business performance not only over the short-term, but also over the medium- to long-term, so that the Company can continuously enhance its corporate value, and it consists of monthly remuneration, a fixed amount paid each month as remuneration for the execution of duties, Short Term Incentive (STI) linked to business performance for the relevant fiscal year, and Long Term Incentive (LTI) linked to medium- to long-term business performance.

2.	Monthly remuneration shall be paid as a fixed amount each month based on remuneration standards resolved by the Compensation Committee.

3.	STI shall be determined and paid by resolution of the Compensation Committee, taking into consideration the business results of each business year.

4.

Based on standards and procedures approved by the Compensation Committee, LTI is linked to medium- to long-term performance and paid in the form of the Company’s shares and cash, in order to function as a sound incentive for sustainable growth.

5.

Remuneration paid to Directors who concurrently serve as Executive Officers and Executive Officers shall consist of monthly remuneration, STI and LTI, and the composition rate shall be determined based on the remuneration standards resolved by the Compensation Committee. The composition ratio of variable compensation is increased according to the weight of management responsibility attributed to each position.

6.	Remuneration paid to Outside Directors and other Directors who do not concurrently serve as Executive Officers shall consist only of monthly remuneration.

7.

In order to advance the Company’s sustainable growth and enhance its corporate value over the medium- to long-term by sharing common interests with the shareholders through having a shareholding in the Company, even Directors and Executive Officers who are not eligible for LTI shall acquire the Company’s stock by contributing a certain portion of their remuneration to the Officers Shareholding Association.

8.

Directors and Executive Officers shall continuously hold, throughout their term of office and for one year after their retirement, any stock of the Company acquired as LTI or acquired through the Officers Shareholding Association.

(b) Approach to remuneration level

The remuneration levels for Directors and Executive Officers are set at a level that is highly competitive in order to secure diverse and talented human resources based on objective remuneration data from an outside research organization and information provided by outside consultants, as well as research and analysis of a peer group of approximately 20 to 30 global Japanese companies of similar size. The Company also reviews remuneration from time to time in response to changes in the business environment.

(c) Remuneration structure

Remuneration paid to Executive Officers consists of monthly remuneration, STI and LTI, and the ratio of STI and LTI is set according to the weight of management responsibility attributed to each position, with a view to providing an incentive to continuously improve corporate value. The same remuneration structure as the structure for Executive Officers is applied to the Company’s Operating Officers.

1.	Outline of remuneration system for Executive Officers

Type of remuneration	Linked to performance	Fluctuation	Payment method	Payment timing	Remuneration composition ratio (When STI/LTI are paid at the base amount)
					President	Vice President Senior Managing Executive Officer	Managing Executive Officer
Monthly remuneration	Fixed	—	Cash	Monthly	25%	40%	50%
STI	Short-term performance- linked remuneration	0 to 180%	Cash	Annually	25%	30%	25%
LTI	Medium- to long-term performance- linked remuneration	50 to 150%	Stock	Three years after granting points each year	50%	30%	25%

2.	Monthly compensation

Monthly compensation is paid each month as a fixed monthly amount in cash based on positions as consideration for the execution of duties.

3.	STI

STI is a performance-linked remuneration that is paid once a year in cash, taking into account the Company’s performance each fiscal year and the individual performance of each Executive Officer.

The final payment amount is determined by multiplying the standard STI amount by the individual performance coefficient after determining the payment level using the Company’s performance coefficient.

The Company’s performance coefficient fluctuates between 0 and 150% depending on the achievement of KPI, which are operating income margin and profit attributable to owners of the parent of consolidated accounting, both of which are important indicators that measure the contribution to corporate value during each fiscal year.

The individual performance coefficient fluctuates between 80 and 120% depending on the achievement of individual targets set according to each Executive Officer’s role. The President’s performance is evaluated by the Compensation Committee, while that of the Executive Officers, excluding the President, is evaluated by the Compensation Committee following an evaluation by the President.

[Company’s performance coefficient] Fluctuation range: 0-150%

KPIs (Consolidated accounting)	Evaluation method	Weight of each KPI
Operating income margin	Degree of achievement of targets	50%
Profit attributable to owners of the parent		50%

[Individual performance coefficient] Fluctuation range: 80-120%

KPIs	Evaluation method	Weight of each KPI
Individual targets set according to role	Degree of achievement of individual targets	100%

STI payment	=	Standard STI	x	Company’s performance coefficient	x	Individual performance coefficient

4.	LTI

LTI is a non-monetary performance-linked remuneration that provides shares linked to financial and non-financial performance through a trust structure, aiming to raise awareness of the contribution to the sustainable increase in corporate value over the medium to long term, as well as to share profits with shareholders.

Points are granted according to the base amount for each position in July each year, and shares equivalent to the points linked to performance are granted three years after the points are awarded. Furthermore, 50% of the shares to be granted will be paid in cash after being converted into cash to fund tax payments.

Performance evaluations are based on key indicators that measure the degree of contribution to increasing corporate value over the medium to long term. KPI for financial indicators are consolidated profit before income taxes and consolidated operating profit ratio, which vary from 50 to 150% depending on the level of growth over the three fiscal years. KPI for non-financial indicators are brand value, SRI indicators, and employee activeness, which vary from 50 to 150% depending on the degree of achievement of the target values for the year under evaluation.

Points shall be forfeited in the event of certain misconduct or violations of laws, regulations, or company rules.

KPIs		Evaluation method	Weight	Fluctuation
Financial indicators	Consolidated profit before income taxes	Evaluated based on growth over the three fiscal years	35%	50 to 150%
	Consolidated operating profit ratio		35%
Non-financial indicators	Brand value	Evaluated based on degree of achievement of targets	30%
	SRI index
	Employee activeness

Note: Non-financial indicators are evaluated based on the following indicators:

-	Brand value: Survey of motorcycle/automobile/life creation businesses by a third-party research firm
-	SRI index: Dow Jones Sustainability World Index
-	Employee activeness: Survey of employee activeness in each region by a third-party research firm

In addition, Executive Officers who are nonresidents of Japan are not eligible for LTI, but shall be eligible for the same addition to or subtraction from the remuneration based on the performance evaluation used in LTI.

As a result of the evaluation in the fiscal year ended March 31, 2022, STI were increased by 16% compared to the base amount, and LTI was paid with a performance-linked coefficient of 116%.

(d) Matters related to non-monetary remuneration, etc.

In order to function as a sound incentive for sustainable growth, in accordance with the criteria and procedures approved by the Compensation Committee, the Company delivers and provides the Company’s shares and cash equivalent to the proceeds from the conversion of the Company’s shares, together with dividends accruing on the Company’s shares, in conjunction with medium- to long-term business performance.

The status of such delivery and benefits is as described in “2. COMMON STOCK (4) Shares Issued to Corporate Officers as Compensation for the Performance of Their Duties During the Fiscal Year Ended March 31, 2022.”

In addition, at the Compensation Committee held on August 2, 2021, the committee decided to continue the stock-based remuneration plan introduced in fiscal year ended March 31, 2019.

(e) Overview of Compensation Committee and its activities

The Company transitioned from being a Company with an Audit and Supervisory Committee to being a Company with three committees based on a resolution of the 97th Ordinary General Meeting of Shareholders held on June 23, 2021. The Compensation Committee determines the details of remuneration, etc., for each individual Director and Executive Officer and undertakes other duties as required by laws and regulations and the Articles of Incorporation. The Compensation Committee consists of four Directors, including three Outside Directors, and the Chairperson is selected from among the independent Outside Directors.

A total of five (5) meetings of Compensation Committee were held in fiscal year ended March 31, 2022, and all members attended all meetings.

The main matters discussed during the fiscal year ended March 31, 2022 are as follows.

-	Basic policy, annual activity plan
-	Compensation criteria for Directors and Executive Officers
-	The stock compensation plan and the stock delivery rules

(f) Reasons for the Compensation Committee to determine that the details of individual remuneration, etc. for Directors and Executive Officers are in line with the determination policy

The Company examines and deliberates the consistency of remuneration levels, the composition of remuneration, and the setting of targets for performance-linked compensation, etc., with the Company’s basic policy on the determination of remuneration for officers from various perspectives, based on comparisons with the external environment and information provided by external consultants.

Therefore, the Compensation Committee believes that the individual remuneration for Directors and Executive Officers for the fiscal year ended March 31, 2022 is in line with the determination policy.

(g) Total amount of remuneration by category

Before transition to a company with three committees (from April 2021 to June 2021)

	Yen (millions)
Category	Total amount of remuneration, etc.	Total amount by type of remuneration, etc.			Number of eligible Directors (number of persons)
		Fixed remuneration	Performance-linked remuneration
			STI	LTI
Directors (excluding Audit and Supervisory Committee Members) (excluding Outside Directors)	139	113	—	26	6
Outside Directors (excluding Audit and Supervisory Committee Members)	8	8	—	—	2
Directors (Audit and Supervisory Committee Members) (excluding Outside Directors)	36	36	—	—	2
Outside Directors (Audit and Supervisory Committee Members)	12	12	—	—	3
Total	195	169	—	26	13

Notes:	1.	The Company transitioned from being a Company with an Audit and Supervisory Committee to being a Company with three committees based on a resolution of the 97th Ordinary General Meeting of Shareholders held on June 23, 2021. The above table shows the amount of remuneration and the total number of officers in each category who were in office prior to the Company’s transition to being a Company with three committees.

	2.	Remuneration is limited to JPY 1,160 million per year for Directors (excluding Audit and Supervisory Committee Members) and JPY 270 million per year for Directors (Audit and Supervisory Committee Members).

	3.	The above shows the amounts of remuneration, etc. paid to the Company’s Directors by the Company during the fiscal year ended March 31, 2022, and includes the amounts paid to two Directors (excluding Audit and Supervisory Committee Member), one Outside Director (excluding Audit and Supervisory Committee Member) and two Outside Directors (Audit and Supervisory Committee Members) who retired at the close of the 97th Ordinary General Meeting of Shareholders held on June 23, 2021.

	4.	STI to Directors (excluding Audit and Supervisory Committee Members) are included in the previously mentioned maximum amount for remuneration to Directors (excluding Audit and Supervisory Committee Members), and the amount shown was decided by the meeting of the Compensation Committee held on May 17, 2022.

	5.	The total amount of LTI is the amount recorded as expenses related to the share delivery points granted during the fiscal year in connection with the directors’ remuneration BIP (Board Incentive Plan) trust. The remuneration falls under non-monetary remuneration.

After transition to a company with three committees (from July 2021 to March 2022)

	Yen (millions)
Category	Total amount of remuneration, etc.	Total amount by type of remuneration, etc.			Number of eligible Directors (number of persons)
		Fixed remuneration	Performance-linked remuneration
			STI	LTI
Directors (excluding Outside Directors)	181	181	—	—	3
Outside Directors	66	66	—	—	5
Executive Officers	586	265	188	133	8
Total	833	512	188	133	16

Notes:	1.	The above-stated Directors do not include three Directors who concurrently serve as Executive Officers.

	2.	The amount of STI to Executive Officers shown was decided by the meeting of the Compensation Committee held on May 17, 2022.

	3.	The total amount of LTI is the amount recorded as expenses related to the share delivery points granted during the fiscal year in connection with the directors’ remuneration BIP (Board Incentive Plan) trust. The remuneration falls under non-monetary remuneration.

(3) Principal Activities of Outside Directors during the Fiscal Year ended March 31, 2022

Position	Name	Attendance Record	Principal Activities during the Fiscal Year ended March 31, 2022
Director	Kunihiko Sakai	Attended all 10 meetings of the Board of Directors Attended all 7 meetings of the Nominating Committee Attended all 6 meetings of the Audit Committee	As initially expected, he has made proactive statements from an objective and advanced perspective at meetings including the Company’s Board of Directors, Nominating Committee and Audit Committee meetings based on his broad perspectives, extensive knowledge and high level of expertise on law cultivated through his work experience as a public prosecutor and lawyer. He also conducts audits, inspects the Company’s business activities and holds discussions with other Directors and Executive Officers, thereby fully fulfilling his supervisory function over management from an independent standpoint.

Director	Fumiya Kokubu	Attended all 10 meetings of the Board of Directors Attended all 7 meetings of the Nominating Committee Attended all 5 meetings of the Compensation Committee	As initially expected, he has made proactive statements from an objective and advanced perspective at meetings including the Company’s Board of Directors, Nominating Committee, and Compensation Committee meetings, based on his broad perspectives and extensive knowledge on corporate management cultivated through his management experience at a trading company engaged in global business activities. As the Chairperson of the Nominating Committee, he also contributed to strengthening the transparency and objectivity of the process for determining candidates for Director, and he also inspects the Company’s business activities and holds discussions with other Directors and Executive Officers, thereby fully fulfilling his supervisory function over management from an independent standpoint.

Director	Yoichiro Ogawa	Attended all 8 meetings of the Board of Directors Attended all 6 meetings of the Audit Committee Attended all 5 meetings of the Compensation Committee	As initially expected, he has made proactive statements from an objective and advanced perspective at meetings including the Company’s Board of Directors, Audit Committee, and Compensation Committee meetings, based on his broad perspectives, extensive knowledge on corporate management and high level of expertise in finance cultivated through his work experience as a certified public accountant and his management experience at an audit firm. As the Chairperson of the Audit Committee, he also contributed to strengthening the audit function, and he also conducts audits, inspects the Company’s business activities and holds discussions with other Directors and Executive Officers, thereby fully fulfilling his supervisory function over management from an independent standpoint.

Director	Kazuhiro Higashi	Attended all 8 meetings of the Board of Directors Attended all 7 meetings of the Nominating Committee Attended all 5 meetings of the Compensation Committee	As initially expected, he has made proactive statements from an objective and advanced perspective at meetings including the Company’s Board of Directors, Compensation Committee, and Nominating Committee meetings, based on his broad perspectives and extensive knowledge on corporate management cultivated through his management experience at a financial institution. As the Chairperson of the Compensation Committee, he also contributed to strengthening the transparency and objectivity of the process for determining remuneration for Directors and Executive Officers, and he also inspects the Company’s business activities and holds discussions with other Directors and Executive Officers, thereby fully fulfilling his supervisory function over management from an independent standpoint.

Director	Ryoko Nagata	Attended all 8 meetings of the Board of Directors Attended all 6 meetings of the Audit Committee	As initially expected, she has made proactive statements from an objective and advanced perspective at meetings including the Company’s Board of Directors and Audit Committee meetings, based on her broad perspectives, and extensive knowledge on corporate management and audits cultivated through her management experience at a manufacturer engaged in global business activities and her work experience as a corporate auditor. She also conducts audits, inspects the Company’s business activities and holds discussions with other Directors and Executive Officers, thereby fully fulfilling her supervisory function over management from an independent standpoint.

Notes:	1.	Director Kunihiko Sakai attended all of the four (4) meetings of the Audit and Supervisor Committee held from April to June 2021.

	2.	The attendance record of Directors Yoichiro Ogawa, Kazuhiro Higashi and Ryoko Nagata shows figures covering the meetings of the Board of Directors held after their assumption of office on June 23, 2021.

	3.	The attendance rate of all Internal Directors was 100% at meetings of the Board of Directors, the Nominating Committee, Audit Committee and Compensation Committee, respectively.

(4) Summary of Content of Liability Limitation Contract

The Company has entered into liability limitation contracts with all Outside Directors based on Article 427, Paragraph 1 of the Companies Act and the Company’s Articles of Incorporation, to the effect of limiting the liability for damages, in accordance with Article 423, Paragraph 1 of the Companies Act, to the minimum liability amount that is stipulated in Article 425, Paragraph 1 of the Companies Act.

(5) Summary of Content of Indemnity Contract

The Company has entered into indemnity contracts provided for in Article 430-2, Paragraph 1 of the Companies Act with each of its Directors, Toshiaki Mikoshiba, Toshihiro Mibe, Seiji Kuraishi, Kohei Takeuchi, Asako Suzuki, Masafumi Suzuki, Kunihiko Sakai, Fumiya Kokubu, Yoichiro Ogawa, Kazuhiro Higashi and Ryoko Nagata, and its Executive Officers, Noriya Kaihara, Shinji Aoyama, Noriaki Abe, Yasuhide Mizuno and Keiji Otsu, under which the Company shall indemnify them for the expenses provided for in item 1 of Article 430-2, Paragraph 1 to the extent permitted by law. However, measures are taken to ensure that the appropriateness of the performance of duties is not impaired, by excluding cases where the insured persons have acted maliciously or with gross negligence in the performance of their duties.

Mr. Noriya Kaihara resigned as an Executive Officer on September 30, 2021, and therefore the indemnity contract with Mr. Kaihara was terminated on the same date.

(6) Summary of Content of Directors and Officers Liability Insurance Contract

The Company has entered into a directors and officers liability insurance contract that covers the Company’s Directors, Executive Officers, Operating Officers and Operating Executives, as well as the Directors, Corporate Auditors and Operating Officers of its subsidiary Honda R&D Co., Ltd. as insured persons, as provided for in Article 430-3, Paragraph 1 of the Companies Act, with an insurance company. Under the insurance contract, legal damages and litigation expenses to be borne by the insured persons shall be covered. However, measures are taken to ensure that the appropriateness of the performance of duties is not impaired, by excluding compensation for damages arising from acts committed with the knowledge that such acts violate laws and regulations.

5. FINANCIAL AUDITOR

(1) Name of Financial Auditor

      KPMG AZSA LLC

(2) Financial Auditor Remuneration, Etc., for the Fiscal Year ended March 31, 2022

Category	Year ended March 31, 2021 (reference)		Year ended March 31, 2022
	Remuneration for audit certification services (millions of yen)	Remuneration for non-audit services (millions of yen)	Remuneration for audit certification services (millions of yen)	Remuneration for non-audit services (millions of yen)
The Company	563	6	584	7
Consolidated subsidiaries	474	53	456	48

Total	1,037	59	1,040	55

Notes:	1.

The Company’s Audit Committee has examined the financial auditor’s audit plan for the current fiscal year and the basis for calculation of estimates used as assumptions for remuneration, based on inspection and evaluation of the previous fiscal year’s auditing performance through materials obtained and reports received as necessary from Executive Officers, relevant internal departments and the financial auditor. As a result, it has agreed to the remuneration of the financial auditor as specified in Article 399, Paragraphs 1 and 4 of the Companies Act of Japan.

	2.

The audit contract between the Company and its financial auditor does not itemize remuneration for auditing work based on the Companies Act of Japan, auditing work based on the Financial Instruments and Exchange Act of Japan and auditing work based on the Securities Exchange Act of the United States. Because of this and because it is impractical to itemize these categories of remuneration, the figure shown in “Remuneration for audit certification services” of the Company is a total figure.

	3.

Non-audit services for which the Company pays remuneration to its financial auditor for duties other than those stipulated in Article 2, Paragraph 1 of the Certified Public Accountants Act in the current fiscal year consist of advice and guidance on accounting matters and information disclosure.

	4.	Of the Company’s principal subsidiaries, overseas subsidiaries are audited by financial audit companies other than the financial auditor employed by the Company.

(3) Policy Regarding Dismissal or Non-Re-Employment of Financial Auditor

In the case that the financial auditor is recognized to have committed a serious legal infraction, sharply lowered the quality of its audit services, or otherwise shown grounds for determining it is inappropriate for employment as a financial auditor, the Company’s Audit Committee shall dismiss the financial auditor in accordance with procedures stipulated in the Companies Act, or decide on proposals concerning the dismissal or non re-employment of the financial auditor to be submitted to the general meetings of shareholders.

6. THE COMPANY’S SYSTEMS AND POLICIES

(1) Systems to Ensure the Compliance of the Executive Officers’ Execution of Duties with Laws and Regulations and the Articles of Incorporation and Other Systems to Ensure the Appropriateness of Operations of the Company and the corporate group comprised of the Company and its subsidiaries

The Board of Directors of the Company has determined the Basic Policy on Development of Internal Control Systems as follows.

1.	Systems for ensuring that the execution of duties by Executive Officers and employees complies with laws, ordinances, and the Company’s Articles of Incorporation

The Company will establish a code of conduct to be observed by its management and employees, such as conformity with applicable laws, ordinances, and internal rules and regulations, and it will endeavor to ensure that all management personnel and employees are made aware of and observe this code.

The Company will further develop its internal whistle-blowing systems to facilitate compliance.

The Company will install an Executive Officer or Operating Officer to coordinate all compliance matters and will further develop its compliance systems.

2.	Systems related to retention and management of information on execution of duties by the Executive Officers

The Company will establish a management policy for information related to the execution of duties by the Executive Officers and appropriately retain and manage such information.

3.	Rules and other systems related to risk management

The Company will further develop systems for relevant boards and councils to make decisions regarding material matters of management after assessing and considering associated risks.

The Company will install an Executive Officer or Operating Officer to coordinate all matters related to risk management, and it will establish rules on risk management and further develop its risk management systems.

4.	Systems for ensuring that the duties of the Executive Officers are being executed efficiently

The Company will assign Executive Officers and other Executives, who are transferred the authority from Representative Executive Officers, to the headquarters of each region, business and function and to main divisions as people responsible for handling business execution in the fields of which they are in charge and will further develop systems that enable prompt and appropriate decision making by clearly defining the scope of authorities delegated to these people responsible and the decision-making process.

To conduct management efficiently and effectively, the Company will establish midterm management plans and annual business plans, endeavor to share these plans, and supervise their progress.

5.	Systems for ensuring that the corporate group, comprised of the Company and its subsidiaries, conducts business activities appropriately

In addition to sharing the Company’s code of conduct for its management and employees as well as its basic policy on development of internal control systems with its subsidiaries, the Company will further develop systems for supervising its subsidiaries and endeavor to enhance the corporate governance of the Group.

The Company will further develop systems for reporting material matters of the management of subsidiaries to the Company.

The Company will share the risk management policy established by the Company with its subsidiaries and will further develop the risk management systems of the Group through such methods as establishing rules regarding reports from subsidiaries on material risks.

The Company will further develop the internal whistle-blowing systems of the Group in order to discover at an early stage and respond to issues such as violations of laws or ordinances within the Group.

The Company will enhance the internal auditing systems of the Group.

Note: In the above section, “Group” means the corporate group comprised of the Company and its subsidiaries.

6.

Provision of the Directors and employees who should support duties of the Audit Committee, independence of such Directors and employees from other Executive Officers, and ensuring effectiveness of instructions to such Directors and employees

The Company will establish a staff organization directly under the Board of Directors to provide support for the Audit Committee.

7.

Systems for Directors, Executive Officers and employees to report to the Audit Committee and systems for ensuring that no one making such a report will receive any disadvantageous treatment for doing so

The Company will further develop systems for the managements and employees of the Company and its subsidiaries to report to the Audit Committee. No one making such a report will receive any disadvantageous treatment for doing so.

8.	Policy related to processing of expenses incurred in the execution of duties by Members of the Audit Committee and other systems for ensuring the effectiveness of audits by the Audit Committee

In accordance with laws and ordinances, the Company will bear the necessary expenses for the Members of the Audit Committee to execute their duties.

The Company will further develop other necessary systems for audits by the Audit Committee to be conducted effectively.

(2) Overview of Operating Status for Systems to Ensure the Compliance of the Executive Officers’ Execution of Duties with Laws and Regulations and the Articles of Incorporation and Other Systems to Ensure the Appropriateness of Operations of the Company and the corporate group comprised of the Company and its subsidiaries

The Overview of Developing and Operating Status of Basic Policy on Development of Internal Control Systems stated above is as follows.

1.	Systems for ensuring that the execution of duties by Executive Officers and employees complies with laws, ordinances, and the Company’s Articles of Incorporation

The Company has established the Honda Code of Conduct to clearly define the Company’s policy on legal compliance and the acts of integrity for its management and employees, and the Company endeavors to ensure that all management personnel and employees are made aware of and follow the Honda Code of Conduct through opportunities such as management training, training upon joining the Company, and level-specific employee training.

The Company has established the Business Ethics Kaizen Proposal Line as a point of contact for internal whistle-blowing. In addition to internal points of contact, the Company has also established an external point of contact in a law firm. These points of contact are operated under rules that include the protection of anyone making use of the Proposal Line.

The Director, Senior Managing Executive Officer and Chief Financial Officer has been appointed as a Compliance Officer.

The Company has established the Compliance Committee chaired by the Compliance Officer, and the Committee deliberates on material matters related to compliance.

In the fiscal year ended March 31, 2021, the Compliance Committee has held meetings for four (4) times (all of them are regular meetings) and has deliberated on matters such as the status of establishment and operation of internal control systems, the operating status of the Business Ethics Kaizen Proposal Line and measures to improve compliance.

Each department has conducted an inspection of its legal compliance status using a control self-assessment (CSA) method, and the Audit Division has conducted an internal audit of those results.

2.	Systems related to retention and management of information on execution of duties by the Executive Officers

The Company’s policy on information management is prescribed in the Document Management Policy, which also stipulates the management policy for information related to the execution of duties by the Executive Officers.

In accordance with this Policy, minutes are prepared for each Board of Directors meeting and Executive Council meeting and permanently retained by the department in charge.

Also, in accordance with this Policy, minutes are prepared for each Nominating Committee meeting, Audit Committee meeting and Compensation Committee meeting and retained by the department in charge for 10 years.

3.	Rules and other systems related to risk management

The relevant boards and councils such as the Board of Directors, Executive Council, and Regional Operating Boards deliberate upon material matters of management in accordance with each body’s rules of procedure and then make decisions regarding such matters after assessing and considering associated risks.

The Managing Executive Officer and Chief Officer, Regional Operations (Japan) has been appointed as a Risk Management Officer.

The Company has established the Honda Global Risk Management Policy, which prescribes the Company’s basic policy on risk management (such as business risks and disaster risks) as well as systems for collecting risk information and responding to risks when they arise.

Each department regularly conducts risk assessments in accordance with the Policy.

The Risk Management Officer monitors and supervises the status of responses to material risks, and sets up the Global Emergency Headquarters as necessary. The response by the Company to the spread of COVID-19 is being coordinated while reviewing the risk management system of each region and each department, depending on the status of each region. The Company implements measures to minimize the impact on the procurement of semiconductor-related components via the Global Emergency Headquarters and meetings related to operations of each business.

4.	Systems for ensuring that the duties of the Executive Officers are being executed efficiently

For strengthening the business execution of each region and on-site, and prompt and appropriate managerial decisions, Executive Officers and other Executives, who are transferred the authority from Representative Executive Officers, are assigned to the headquarters of each region, business, and function and to main divisions as people responsible for handling business execution in the fields of which they are in charge.

In addition to the Board of Directors, the Executive Council and the Regional Operating Boards have been established as bodies to make decisions on material matters of management, and each body’s rules of procedure clearly define the scope of authorities delegated to Executive Officers and other Executives and the decision-making process. The Company has adopted a “company with three committees” structure, which enables the Company to strengthen the supervisory function of the Board of Directors and to extend the delegation of authority from the Board of Directors to the Executive Council meetings for further increased speed in decision-making.

The Board of Directors determines the management vision, the company-wide midterm management plans and the annual business plans, which are then shared throughout the Company through Executives including Chief Officers.

The Board of Directors receives reports on the progress of management vision and the company-wide midterm management plans for each fiscal year and on the progress of business plans for each quarter, thereby supervising the execution status thereof.

5.	Systems for ensuring that the corporate group, comprised of the Company and its subsidiaries, conducts business activities appropriately

The Company’s department in charge of internal control endeavors to ensure, both directly and through each regional headquarters, that the Company’s subsidiaries are made aware of the Honda Code of Conduct and the basic policy on development of internal control systems.

Each subsidiary has developed internal control systems appropriate to the laws and ordinances of the country in which it operates and to the business conditions of the subsidiary and regularly reports to the Company regarding the development and operating status of those systems.

People responsible for the supervision of each subsidiary have been appointed from among the Executive Officers and other Executives with jurisdiction over the area related to the business of the relevant subsidiary. These people responsible regularly receive reports regarding business plans and management conditions from the subsidiaries for which they are responsible and supervise those subsidiaries in cooperation with business management departments and other related departments.

The Company requires subsidiaries to obtain prior approval from or make reports to the Company regarding material matters of the management of the subsidiary in accordance with the Company’s rules of procedure, and each subsidiary has developed its own approval rules that include the requirements of the Company.

The Company’s subsidiaries have developed risk management systems appropriate to their sizes and business conditions based on the Honda Global Risk Management Policy and report to the Company on material risks. The Company’s department in charge of risk management also verifies the development and operating status of the risk management systems of the subsidiaries.

The Business Ethics Kaizen Proposal Line of the Company accepts whistle-blowing reports from management, employees and affiliates of the Company and its subsidiaries, in addition to which each regional headquarters and other major subsidiary has established its own internal whistle-blowing point of contact.

The Audit Division, which directly reports to the president, conducts internal auditing of each department of the Company, provides supervision and guidance to internal audit departments in major subsidiaries, and conducts audits of subsidiaries directly when necessary.

6.

Provision of the Directors and employees who should support duties of the Audit Committee, independence of such Directors and employees from other Executive Officers, and ensuring effectiveness of instructions to such Directors and employees

The Company has established the Board of Directors Office as an organization that exclusively supports duties of the Board of Directors and each of the Nominating Committee, Audit Committee and Compensation Committee.

Employees who belong to the Board of Directors Office take orders from the Board of Directors and each Committee and perform their duties. As the consent of the Audit Committee is required for such employees’ personnel evaluation, personnel change, and the like, the independence from Executive Officers and the effectiveness of instructions from the Audit Committee are ensured.

7.

Systems for Directors, Executive Officers and employees to report to the Audit Committee and systems for ensuring that no one making such a report will receive any disadvantageous treatment for doing so

The Company has established its Standards for the Audit Committee Reports as a set of standards for reports to the Audit Committee, and the relevant departments of the Company regularly report to the Audit Committee regarding the business conditions and the development and operation status of internal control systems, such as those for compliance and risk management, of the Company and its subsidiaries. Additionally, if there are any matters that may significantly affect the Company, those are reported as well.

No one who has made a report to the Audit Committee is treated disadvantageously for having done so.

8.	Policy related to processing of expenses incurred in the execution of duties by Members of the Audit Committee and other systems for ensuring the effectiveness of audits by the Audit Committee

In order for the Company to bear the necessary expenses for the Members of the Audit Committee to execute their duties, the Company secures the necessary budget every business year based on proposals from the Audit Committee.

The Audit Committee works closely with the Audit Division, which serves as the Company’s internal audit department, to conduct business audits of the Company and its subsidiaries. Additionally, two full-time Members of the Audit Committee are appointed, and they attend Executive Council meetings and other important meetings as necessary.

(3) Policy Regarding Decisions for Distribution of Dividends, Etc.

The Company strives to carry out its operations worldwide from a global perspective and to increase its corporate value. With respect to the redistribution of profits to its shareholders, which we consider to be one of the most important management issues, the distribution of dividends is determined after taking into account retained earnings for future growth and consolidated earnings performance, among other factors, from a long-term perspective. The Company strives to pay stable and continuous dividends with a target of 30% for the consolidated payout ratio.

The Company’s basic policy on the distribution of dividends is to pay a dividend twice a year, as an interim dividend and a year-end dividend. The decision-making body for dividends is the Board of Directors.

The Company will also acquire its own shares at a timing it deems optimal with the goal of improving efficiency of the Company’s capital structure and implementing a flexible capital policy.

The Company will allocate retained earnings toward financing R&D activities that are essential for its future growth, capital expenditures and investment programs that will expand its operations, and maintaining sound financial conditions.

Total cash dividends for the year ended March 31, 2022 were JPY 120 per share. Semi-annual cash dividends were medium-term cash dividends of JPY 55, and year-end cash dividends of JPY 65.

Consolidated Financial Statements

Consolidated Statements of Financial Position

	Yen (millions)
As of March 31, 2021 and 2022	2021 (reference)	2022
ASSETS
Current assets:
Cash and cash equivalents	2,758,020	3,674,931
Trade receivables	801,814	896,768
Receivables from financial services	1,794,654	1,694,113
Other financial assets	295,307	217,743
Inventories	1,545,600	1,918,548
Other current assets	383,696	439,322

Total current assets	7,579,091	8,841,425

Non-current assets:
Investments accounted for using the equity method	891,002	967,404
Receivables from financial services	3,619,896	3,740,383
Other financial assets	628,533	819,654
Equipment on operating leases	4,919,916	5,159,129
Property, plant and equipment	3,021,514	3,079,407
Intangible assets	818,763	849,507
Deferred tax assets	99,552	91,592
Other non-current assets	342,763	424,652

Total non-current assets	14,341,939	15,131,728

Total assets	21,921,030	23,973,153

LIABILITIES AND EQUITY
Current liabilities:
Trade payables	1,088,061	1,236,233
Financing liabilities	3,005,624	3,118,304
Accrued expenses	415,106	375,601
Other financial liabilities	182,145	236,900
Income taxes payable	47,793	96,116
Provisions	362,151	268,388
Other current liabilities	614,577	672,857

Total current liabilities	5,715,457	6,004,399

Non-current liabilities:
Financing liabilities	4,715,361	4,984,252
Other financial liabilities	280,809	282,083
Retirement benefit liabilities	358,532	282,054
Provisions	278,890	253,625
Deferred tax liabilities	842,001	990,754
Other non-current liabilities	357,141	403,440

Total non-current liabilities	6,832,734	7,196,208

Total liabilities	12,548,191	13,200,607

Equity:
Common stock	86,067	86,067
Capital surplus	172,049	185,495
Treasury stock	(273,786)	(328,309)
Retained earnings	8,901,266	9,539,133
Other components of equity	196,710	990,438

Equity attributable to owners of the parent	9,082,306	10,472,824
Non-controlling interests	290,533	299,722

Total equity	9,372,839	10,772,546

Total liabilities and equity	21,921,030	23,973,153

Consolidated Statements of Income

	Yen (millions)
Years ended March 31, 2021 and 2022	2021 (reference)	2022
Sales revenue	13,170,519	14,552,696

Operating costs and expenses:
Cost of sales	(10,439,689)	(11,567,923)
Selling, general and administrative	(1,331,728)	(1,326,485)
Research and development	(738,894)	(787,056)

Total operating costs and expenses	(12,510,311)	(13,681,464)

Operating profit	660,208	871,232

Share of profit of investments accounted for using the equity method	272,734	202,512

Finance income and finance costs:
Interest income	19,805	25,627
Interest expense	(13,877)	(16,867)
Other, net	(24,817)	(12,314)

Total finance income and finance costs	(18,889)	(3,554)

Profit before income taxes	914,053	1,070,190
Income tax expense	(218,609)	(309,489)

Profit for the year	695,444	760,701

Profit for the year attributable to:
Owners of the parent	657,425	707,067
Non-controlling interests	38,019	53,634

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	380.75	411.09

Consolidated Statements of Changes in Equity

Years ended March 31, 2022

	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2021	86,067	172,049	(273,786)	8,901,266	196,710	9,082,306	290,533	9,372,839

Comprehensive income for the year
Profit for the year				707,067		707,067	53,634	760,701
Other comprehensive income, net of tax					912,930	912,930	22,022	934,952

Total comprehensive income for the year				707,067	912,930	1,619,997	75,656	1,695,653
Reclassification to retained earnings				119,202	(119,202)	—		—
Transactions with owners and other
Dividends paid				(188,402)		(188,402)	(45,131)	(233,533)
Purchases of treasury stock			(62,758)			(62,758)		(62,758)
Disposal of treasury stock			578			578		578
Share-based payment transactions		(233)				(233)		(233)
Equity transactions and others		13,679	7,657			21,336	(21,336)	—

Total transactions with owners and other		13,446	(54,523)	(188,402)		(229,479)	(66,467)	(295,946)

Balance as of March 31, 2022	86,067	185,495	(328,309)	9,539,133	990,438	10,472,824	299,722	10,772,546

The Notes to the Consolidated Statutory Report

Significant Accounting Policies:

1.	Consolidated subsidiaries

Number of consolidated subsidiaries (including structured entities): 339

Corporate names of principal consolidated subsidiaries:

American Honda Motor Co., Inc., Honda Development & Manufacturing of America, LLC, Honda Canada Inc.,

Honda R&D Co., Ltd., Honda Motor Europe Ltd., American Honda Finance Corporation

2.	Affiliates and joint ventures accounted for using the equity method

Number of affiliates and joint ventures: 67

Corporate names of major affiliates and joint ventures:

GAC Honda Automobile Co., Ltd., Dongfeng Honda Automobile Co., Ltd., Hitachi Astemo, Ltd.

3.	Changes of consolidated subsidiaries, affiliates and joint ventures

Consolidated subsidiaries (including structured entities):

Newly formed consolidated subsidiaries: 9

Reduced through reorganization: 18

Affiliates and joint ventures:

Newly formed affiliates and joint ventures: 2

Reduced through reorganization: 2

4.	Accounting standards of consolidated financial statements

The Company prepares its consolidated financial statements in conformity with International Financial Reporting Standards (“IFRS”) in accordance with Article 120-1 of the Ordinance of Companies Accounting. The Company omits some disclosure items and notes in accordance with the second sentence of Article 120-1 of the Ordinance of Companies Accounting.

5.	Basis and method of valuation for financial assets

(1)	Non-derivative financial assets

(Financial assets measured at amortized cost)

A financial asset is classified into financial assets measured at amortized cost when the asset is held within a business model whose objective is to hold the asset in order to collect the contractual cash flows, and the contractual term of the financial asset gives rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Financial assets measured at amortized cost are initially measured at their fair value, and are subsequently measured at amortized cost using the effective interest method.

(Financial assets measured at fair value through other comprehensive income)

A financial asset in debt securities is classified into financial assets measured at fair value through other comprehensive income when the asset is held within a business model whose objectives are to hold the asset in order to collect the contractual cash flows as well as to sell the asset, and the contractual term of the financial asset gives rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Debt securities classified as financial assets measured at fair value through other comprehensive income are initially measured at their fair value, and subsequent changes in fair value of the investment, except for impairment gains or losses and foreign exchange gains or losses, are presented in other comprehensive income.

In addition, Honda elects to designate investments in equity securities, such as shares held for maintaining and strengthening trade relationships, as financial assets measured at fair value through other comprehensive income. Equity securities designated as financial assets measured at fair value through other comprehensive income are initially measured at their fair value, and subsequent changes in fair value of the investment are presented in other comprehensive income.

(Financial assets measured at fair value through profit or loss)

Financial assets measured at fair value that are not classified or designated as financial assets measured at fair value through other comprehensive income are classified into financial assets measured at fair value through profit or loss. Financial assets measured at fair value through profit or loss are initially measured at their fair value, and subsequent changes in fair value are recognized in profit or loss.

(2)	Derivatives

Derivatives are initially recognized as assets and measured at fair value, when Honda becomes a party to the contractual provision of the derivatives. Subsequent changes in fair value of derivatives are recognized in profit or loss in the period of the changes.

6.	Basis and method of valuation for inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories includes purchase costs and conversion costs, and it is determined principally by using the first-in first-out method.

7.	Basis and method of valuation and depreciation method for equipment on operating leases

Equipment on operating leases is initially measured at cost. Depreciation of equipment on operating leases is calculated using the straight-line method over the lease term. The depreciable amount is the cost of the equipment less its residual value.

8.	Basis and method of valuation and depreciation method for property, plant and equipment

Property, plant and equipment is initially measured at cost. Depreciation of property, plant and equipment, except for land that is not subject to depreciation, is calculated using the straight-line method over the estimated useful life. The depreciable amount is the cost of the asset less the respective estimated residual values. Right-of-use assets from lease transactions are initially measured at cost and depreciated by the straight-line method from the lease commencement date to the end of the useful life of right-of-use assets or the end of the lease period, whichever is earlier.

9.	Basis and method of valuation and amortization method for intangible assets

(Research and development)

Capitalized development cost is measured at the sum of expenditures for development incurred between when the foregoing conditions for capitalization are initially met and when the development is completed, and includes all directly attributable costs to the development process. Capitalized development cost is amortized using the straight-line method over the expected product life cycle of the developed product.

Expenditures on research and other development expenditures which do not meet the foregoing conditions are expensed as incurred.

(Other intangible assets)

Other intangible assets are initially measured at cost and principally amortized using the straight-line method over their estimated useful lives.

10.	Impairment

(1)	Financial assets measured at amortized cost

(Receivables from financial services – Allowance for credit losses)

The allowance for credit losses is management’s estimate of expected credit loss (ECL) on receivables from financial services.

The allowance for credit losses on financial assets which have experienced a significant increase in credit risk since initial recognition is measured at amounts equal to lifetime ECL. The allowance for credit losses on financial assets which have not experienced a significant increase in credit risk is measured at amounts equal to 12-month ECL. Lifetime ECL represents ECL that results from all possible default events over the expected life of a financial asset. 12-month ECL is the portion of lifetime ECL that results from default events that are possible within 12 months after the reporting date. ECL is a probability-weighted estimate of the difference between the contractual cash flows and the cash flows that the entity expects to receive, discounted at the original effective interest rates.

When determining whether credit risk has increased significantly, the finance subsidiaries assess financial assets either individually based primarily on delinquencies or collectively for groups of financial assets with shared risk characteristics such as the period of initial recognition, collateral type, original term and credit score considering relative changes in expected default rates since initial recognition.

(2)	Equipment on operating leases, property, plant and equipment and intangible assets

At the end of the reporting period, the carrying amount of equipment on operating leases, property, plant and equipment, and intangible assets are assessed to determine whether or not there is any indication of impairment. If there is such an indication, the recoverable amount of such asset is estimated and compared with the carrying amount of the asset as a test of impairment.

11.	Provisions for product warranties

Honda recognizes provisions for product warranties to cover future product warranty expenses. Honda recognizes costs for general warranties on products Honda sells and for specific warranty programs, including product recalls. Honda provides for general estimated warranty costs at the time products are sold to customers. Honda also provides for specific estimated warranty program costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

12.	Post-employment benefits

For defined benefit plans, the present value of defined benefit obligations less the fair value of plan assets is recognized as either a liability or an asset in the consolidated statements of financial position.

The present value of defined benefit obligations and service costs are principally determined for each plan using the projected unit credit method. The discount rate is determined by reference to market yields at the end of the reporting period on high quality corporate bonds that is consistent with the currency and estimated term of the post-employment benefit obligation. Net interest on the net defined benefit liability (asset) for the reporting period is determined by multiplying the net defined benefit liability (asset) by the discount rate.

Past service cost defined as the change in the present value of the defined benefit obligation resulting from a plan amendment or curtailment is recognized in profit or loss upon occurrence of the plan amendment or curtailment.

Honda recognizes the difference arising from remeasurement of present value of the defined benefit obligation and the fair value of the plan asset in other comprehensive income when it is incurred, and reclassifies it immediately to retained earnings.

13.	Revenue Recognition

(1)	Sale of products

Sales of products are reported by Motorcycle business, Automobile business, Life creation and other businesses.

Honda recognizes revenue when control over products is transferred to customers. This transfer generally corresponds to the date of delivery of products to customers. Revenue is measured based on consideration specified in a contract with customer and excludes amounts collected on behalf of third parties. The total consideration in the contract is allocated to all products and services based on their stand-alone selling prices. The stand-alone selling prices are determined with reference to the selling prices of similar products or services and other reasonably available information.

Honda provides dealer incentives, which generally represent discounts provided from Honda to the dealer. Honda also provides incentive programs generally in the form of below-market interest rate loans or lease programs for the retail customers to enhance dealer’s sales activities. The amount incurred for these programs is calculated based on the difference between the interest or lease rate offered to retail customers and the market-based interest or lease rate. These incentives are considered variable consideration when determining the transaction price and they are deducted from sales revenue recognized when products are sold to the dealers. Revenue is recognized only to the extent that it is highly probable that a significant reversal will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

Customers usually pay consideration for sales of products within 30 days from the transfers of control over the products to customers.

In addition, product sales contracts with customers include warranty clauses to guarantee that the products comply with agreed-upon specifications and Honda recognizes provisions for product warranties to meet these guarantees. For more information on product warranties, see note “11. Provisions for product warranties.”

(2)	Rendering of financial services

Interest income from receivables from financial services is recognized using the effective interest method. Finance receivable origination fees and certain direct origination costs are included in the calculation of the effective interest rate, and the net fee or cost is amortized using the effective interest method over the contractual term of the finance receivables.

The finance subsidiaries of the Company offer financial services that contain a lease. Interest income from receivables held under a finance lease is recognized using the effective interest method. When Honda is the manufacturer or dealer lessor, sales revenue and the corresponding cost for a portion identified as sale of products is recognized in profit or loss in accordance with the policy on revenue recognition for sale of products. Revenue from operating leases is recognized on a straight-line basis over the term of the lease.

Accounting Estimates:

The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amount of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

These estimates and underlying assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about accounting estimates and assumptions that have significant effects on the amounts reported in the consolidated financial statements is as follows:

1.	Valuation of financial assets measured at amortized cost and debt securities classified into financial assets measured at fair value through other comprehensive income: Yen (millions)

	Mar. 31, 2021	Mar. 31, 2022
Financial assets measured at amortized cost
Trade receivables	801,814	896,768
Receivables from financial services	5,414,550	5,434,496
Other financial assets	392,200	312,041
Debt securities classified into financial assets measured at fair value through other comprehensive income
Other financial assets	10,134	19,984

2.	Fair value of financial instruments (Note on Financial Instruments)

3.	Net realizable value of inventories: Yen (millions)

	Mar. 31, 2021	Mar. 31, 2022
Inventories	1,545,600	1,918,548

4.	Recoverable amount of non-financial assets: Yen (millions)

	Mar. 31, 2021	Mar. 31, 2022
Equipment on operating leases	4,919,916	5,159,129
Property, plant and equipment	3,021,514	3,079,407
Intangible assets	818,763	849,507

5.	Measurement of provisions: Yen (millions)

	Mar. 31, 2021	Mar. 31, 2022
Provisions	641,041	522,013

6.	Measurement of net defined benefit liabilities (assets): Yen (millions)

	Mar. 31, 2021	Mar. 31, 2022
Retirement benefit assets	168,488	216,604
Retirement benefit liabilities	358,532	282,054

Retirement benefit assets is included in other non-current assets in the consolidated statements of financial position.

7.	Recoverability of deferred tax assets: Yen (millions)

	Mar. 31, 2021	Mar. 31, 2022
Deferred tax assets	99,552	91,592
Deferred tax liabilities	842,001	990,754

8.	Likelihood and magnitude of outflows of resources embodying economic benefits required to settle contingent liabilities

(1)	Claims and Lawsuits

Honda is subject to potential liability under various lawsuits and claims. Honda recognizes a provision for loss contingencies when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Honda reviews these pending lawsuits and claims periodically and adjusts the amounts recognized for these contingent liabilities, if necessary, by considering the nature of lawsuits and claims, the progress of the case and the opinions of legal counsel.

With respect to product liability, personal injury claims or lawsuits, Honda believes that any judgment that may be recovered by any plaintiff for general and special damages and court costs will be adequately covered by Honda’s insurance and provision. Punitive damages are claimed in certain of these lawsuits.

After consultation with legal counsel, and taking into account all known factors pertaining to existing lawsuits and claims, Honda believes that the ultimate outcome of such lawsuits and pending claims should not result in liability to Honda that would be likely to have an adverse material effect on its consolidated financial position or results of operations.

(2)	Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arises. However, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

Notes to Consolidated Statements of Financial Position:

1. The allowance for assets are as follows: Yen (millions)

	Mar. 31, 2021	Mar. 31, 2022
The allowance for doubtful trade receivables	10,521	8,845
The allowance for credit losses for receivables from financial services	37,366	39,063
The allowance for doubtful other financial assets	3,358	3,212

2. Net book value of pledged assets and secured liabilities are as follows: Yen (millions)
	Mar. 31, 2021	Mar. 31, 2022
Pledged assets:
Trade receivables	19,789	15,298
Receivables from financial services	1,086,786	1,101,778
Equipment on operating leases	122,320	142,097
Property, plant and equipment	2,138	2,548
Secured liabilities:
Financing liabilities (Current liabilities)	598,382	653,951
Financing liabilities (Non-current liabilities)	495,207	551,840

3. The accumulated depreciation and impairment losses for assets are as follows: Yen (millions)
	Mar. 31, 2021	Mar. 31, 2022
Equipment on operating leases	1,382,793	1,508,008
Property, plant and equipment	6,070,430	6,649,834

4. Honda has entered into various guarantee agreements which are primarily for employee bank loans to cover their housing costs as follows: Yen (millions)
	Mar. 31, 2021	Mar. 31, 2022
Bank loans of employees for their housing costs	8,343	7,098

If an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. The undiscounted maximum amount of Honda’s obligation to make future payments in the event of defaults is shown above. As of March 31, 2022, no amount has been accrued for any estimated losses under these obligations, as it is probable that the employees will be able to make all scheduled payments.

Notes to Consolidated Statements of Changes in Equity:

	Mar. 31, 2021	Mar. 31, 2022
1. The number of shares outstanding	1,811,428,430	1,811,428,430

	Mar. 31, 2021	Mar. 31, 2022
2. The number of treasury shares	84,773,162	100,828,074

During the fiscal year ended March 31, 2022, the Company acquired 18,000,000 shares of treasury shares through open market purchase, in accordance with a resolution of the Board of Directors. Additionally, the Company disposed of 2,370,000 shares of treasury shares through a share exchange to make Honda Kaihatsu Co., Ltd., a wholly-owned subsidiary.

3.

The total amount of dividends for the fiscal year ended March 31, 2022 was JPY 188,402 million. The Company distributes year-end cash dividends of JPY 111,256 million to the shareholders of record as of March 31, 2022.

Note on Financial Instruments:

Current Status of Financial Instruments

1.	Risk Management

Honda has manufacturing operations throughout the world and sells products and components to various countries. In the course of these activities, Honda holds trade receivables arising from business activities, receivables from financial services, trade payables, and financing liabilities, and is thus exposed to market risk, credit risk, and liquidity risk associated with the holding of such financial instruments.

These risks are evaluated by Honda through periodic monitoring.

2.	Market Risk

Honda is exposed to the risk that the fair value or future cash flows of a financial instrument fluctuates because of changes in foreign currency exchange rates and interest rates.

Honda uses derivatives that consist mainly of foreign currency forward exchange contracts, foreign currency option contracts, currency swap agreements, and interest rate swap agreements to reduce primarily the risk that future cash flows of a financial instrument fluctuates because of changes in foreign currency exchange rates and interest rates.

Derivatives are used within the scope of actual demand in accordance with risk management policies. In addition, Honda does not hold any derivatives for trading purposes.

3.	Credit Risk

Honda is exposed to the risk that one party to a financial instrument causes a financial loss for the other party by failing to discharge an obligation. Honda reduces the risk of financial assets other than derivatives in accordance with credit administration rules. Honda reduces the risk of derivatives by limiting the counterparties to major international banks and financial institutions that meet internally established credit guidelines.

4.	Liquidity Risk

Honda raises funds by commercial paper, bank loans, medium-term notes, corporate bonds, securitization of finance receivables and equipment on operating leases. Honda is exposed to liquidity risk that Honda would not be able to repay liabilities on the due date due to the deterioration of the financing environment.

Exposure to liquidity risk is managed by maintaining sufficient capital resources, a sufficient level of liquidity, and a sound balance sheet.

Fair Value of Financial Instruments

1.	Definition of Fair Value Hierarchy

Honda uses a three-level hierarchy when measuring fair value. The following is a description of the three hierarchy levels:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date

Level 2	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3	Unobservable inputs for the assets or liabilities

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest input that is significant to the fair value measurement in its entirety. Honda recognizes the transfers between the levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

2.	Method of Fair Value Measurement

The fair values of assets and liabilities are determined based on relevant market information and through the use of an appropriate valuation method.

The measurement methods and assumptions used in the measurement of assets and liabilities are as follows:

(Cash and cash equivalents, trade receivables and trade payables)

The fair values approximate their carrying amounts due to their short-term maturities.

(Receivables from financial services)

The fair value of receivables from financial services is measured primarily by discounting future cash flows using the current interest rates applicable for these receivables of similar remaining maturities. Fair value measurement for receivables from financial services is classified as Level 3.

(Debt securities)

Debt securities consist mainly of mutual funds, corporate bonds, local bonds and auction rate securities.

The fair value of mutual funds with an active market is measured by using quoted market prices. Fair value measurement for mutual funds with an active market is classified as Level 1.

The fair values of corporate bonds and local bonds are measured based on proprietary pricing models provided by specialists and/or market makers and the models obtain a wide array of market observable inputs such as credit ratings and discount rates. Fair value measurements for corporate bonds and local bonds are classified as Level 2.

The subsidiary’s auction rate securities are A to AAA rated and are insured by qualified guarantee agencies, and reinsured by the Secretary of Education and the United States government, and guaranteed at approximately 95% by the United States government. To measure fair value of auction rate securities, Honda uses a third-party developed valuation model which obtains a wide array of market observable inputs, as well as unobservable inputs including probability of passing or failing auction at each auction. Fair value measurement for auction rate securities is classified as Level 3.

(Equity securities)

The fair value of equity securities with an active market is measured by using quoted market prices. Fair value measurement for equity securities with an active market is classified as Level 1.

The fair value of equity securities with no active market is measured mainly by using a discounted cash flow method, a comparable company valuation method and other appropriate valuation methods. Fair value measurement for equity securities with no active market is classified as Level 3. In addition, in the case that cost represents the best estimate of fair value, fair value for the equity securities with no active market is measured at cost.

Cash flow forecasts and discount rate for the discounted cash flow model and price book-value ratio (PBR) of a comparable company for the comparable company valuation method are used as significant unobservable inputs in the fair value measurement of equity securities classified as Level 3. The fair value increases (decreases) as Cash flow forecasts increase (decrease), discount rate decline (rise) and PBR of a comparable company rise (decline). Such fair value measurements are conducted in accordance with the group accounting policy approved by the appropriate person of authority and based upon valuation methods determined by personnel in accounting divisions of Honda.

(Derivatives)

Derivatives consist mainly of foreign currency forward exchange contracts, foreign currency option contracts, currency swap agreements and interest rate swap agreements.

The fair values of foreign currency forward exchange contracts and foreign currency option contracts are measured by using market observable inputs such as spot exchange rates, discount rates and implied volatility. The fair values of currency swap agreements and interest rate swap agreements are measured by discounting future cash flows using market observable inputs such as interest rate benchmarks like US Dollar LIBOR, swap rates, and foreign exchange rates. Fair value measurements for these derivatives are classified as Level 2.

The credit risk of the counterparties is considered in the valuation of derivatives

(Financing liabilities)

The fair value of financing liabilities is measured by discounting future cash flows using interest rates currently available for liabilities of similar terms and remaining maturities. Fair value measurement of financing liabilities is mainly classified as Level 2.

3.	Assets and liabilities measured at fair value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis consist of the following: Yen (millions)

Year ended March 31, 2022

	Level 1	Level 2	Level 3	Total
Other financial assets
Financial assets measured at fair value through profit or loss
Derivatives
Foreign exchange products	—	15,674	—	15,674
Interest rate products	—	114,016	—	114,016
Other	—	—	4,648	4,648

Total	—	129,690	4,648	134,338

Debt securities	42,837	54,641	4,773	102,251
Financial assets measured at fair value through other comprehensive income
Debt securities	—	19,984	—	19,984
Equity securities	335,745	—	133,038	468,783

Total	378,582	204,315	142,459	725,356

Other financial liabilities
Financial liabilities measured at fair value through profit or loss
Derivatives
Foreign exchange products	—	66,644	—	66,644
Interest rate products	—	83,669	—	83,669
Other	—	1,629	—	1,629

Total	—	151,942	—	151,942

Total	—	151,942	—	151,942

There were no transfers between Level 1 and Level 2 for the fiscal year ended March 31, 2022.

4.	Financial Assets and Financial Liabilities measured at amortized cost

The carrying amounts and fair values of financial assets and financial liabilities measured at amortized cost are as follows: Yen (millions)

	Mar. 31, 2022
	Carrying Amount	Fair Value
Receivables from financial services	5,434,496	5,374,754
Debt securities	79,176	79,176
Financing liabilities	8,102,556	7,984,057

The table does not include financial assets and financial liabilities measured at amortized cost whose fair values approximate their carrying amounts.

Notes to Information about Per Common Share:

Equity per share attributable to owners of the parent and basic earnings per share attributable to owners of the parent are as follows: Yen

	Mar. 31, 2021	Mar. 31, 2022
Equity per share attributable to owners of the parent	5,260.06	6,122.31
Basic earnings per share attributable to owners of the parent	380.75	411.09

Equity per share attributable to owners of the parent has been computed by dividing equity attributable to owners of the parent by the number of shares outstanding at the end of the period. The numbers of shares outstanding at the end of the years ended March 31, 2021 and 2022 were 1,726,655,268 and 1,710,600,356, respectively.

Basic earnings per share attributable to owners of the parent has been computed by dividing earnings attributable to owners of the parent by the weighted average number of shares outstanding during the period. The weighted average numbers of shares outstanding for the years ended March 31, 2021 and 2022 were 1,726,638,088 and 1,719,961,835, respectively. There were no significant potentially dilutive common shares outstanding for the years ended March 31, 2021 or 2022.

Notes to Sales Revenue:

1.	Disaggregation of revenue

Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Life creation and other businesses.

The sales revenue disaggregated by geographical markets based on the location of the customer and the reconciliation of the disaggregated sales revenue with the four reportable segments for the years ended March 31, 2022 are as follows:

Year ended March 31, 2022

	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Total
Revenue recognized from contracts with customers
Japan	105,022	1,337,860	146,185	79,182	1,668,249
North America	230,766	4,877,900	1,289,076	152,096	6,549,838
Europe	202,254	319,340	—	79,393	600,987
Asia	1,307,915	2,314,425	37	63,861	3,686,238
Other Regions	337,219	280,702	—	24,305	642,226

Total	2,183,176	9,130,227	1,435,298	398,837	13,147,538

Revenue recognized from other sources*	2,077	17,271	1,385,369	441	1,405,158

Total	2,185,253	9,147,498	2,820,667	399,278	14,552,696

Note:

*	Revenue arising from the other sources primarily includes lease revenues recognized under IFRS 16 and interest recognized under IFRS 9.

2.	Basic information for understanding revenue

Basic information for understanding revenue is as stated in “13. Sales Revenue” under Significant Accounting Policies.

Regarding the Notes for the Previous Fiscal Year:

The notes for the previous fiscal year are contained as additional information for reference.

Independent Auditor’s Report

To the Board of Directors of Honda Motor Co., Ltd.:

Opinion

We have audited the consolidated financial statements, which comprise the consolidated statement of financial position, the consolidated statement of income, the consolidated statement of changes in equity and the related notes of Honda Motor Co., Ltd. (“the Company”) and its consolidated subsidiaries (collectively referred to as “the Group”), as at March 31, 2022 and for the year from April 1, 2021 to March 31, 2022 in accordance with Article 444-4 of the Companies Act.

In our opinion, the consolidated financial statements referred to above, which were prepared in accordance with the second sentence of Article 120-1 of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required under International Financial Reporting Standards, present fairly, in all material respects, the consolidated financial position and the results of operations of the Group for the period, for which the consolidated financial statements were prepared.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Japan, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

The other information comprises the business report and its supplementary schedules. Management is responsible for the preparation and presentation of the other information. The Audit Committee is responsible for overseeing the directors and officers’ performance of their duties with regard to the design, implementation and maintenance of the reporting process for the other information.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

We have nothing to report in this regard.

Responsibilities of Management and the Audit Committee for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the second sentence of Article 120-1 of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required under International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern in accordance with the second sentence of Article 120-1 of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required under International Financial Reporting Standards.

The Audit Committee is responsible for overseeing the directors and officers’ performance of their duties with regard to the design, implementation and maintenance of the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of our audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, while the objective of the audit is not to express an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate whether the presentation and disclosures in the consolidated financial statements are in accordance with the second sentence of Article 120-1 of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required under International Financial Reporting Standards, the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit, significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Interest required to be disclosed by the Certified Public Accountants Act of Japan

Our firm and its designated engagement partners do not have any interest in the Company and its subsidiaries which are required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

Notes to the Readers of Independent Auditor’s Report:

The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report as required by the Companies Act for the conveniences of the readers.

Masahiko Chino

Designated Engagement Partner

Certified Public Accountant

Isao Kamizuka

Designated Engagement Partner

Certified Public Accountant

Takeshi Kamada

Designated Engagement Partner

Certified Public Accountant

KPMG AZSA LLC

Tokyo Office, Japan

May 16, 2022

Audit Report of the Audit Committee

Mr. Toshihiro Mibe

Director,

President and Representative Executive Officer of

Honda Motor Co., Ltd.

Audit Report

The Audit Committee audited the performance of duties by the Directors and the Executive Officers for the 98th fiscal year from April 1, 2021 to March 31, 2022, and hereby reports on the methods and results of the audit as follows. At the 97th Ordinary General Meeting of Shareholders held on June 23, 2021, the Company transitioned from a company with an auditing and supervisory committee to a company with three committees; however, with respect to auditing conducted during the period from April 1, 2021 until the conclusion of the Ordinary General Meeting of Shareholders on June 23, 2021, details of the audit conducted by the Audit and Supervisory Committee for that period have been received and, upon verification of those details, incorporated into the audit report for the fiscal year ended March 31, 2022.

1. Auditing Methods and Details of Such Methods

With respect to the resolutions of the meetings of the Board of Directors on matters set forth in Article 416, Paragraph 1, Item 1 (b) and (e) of the Company Law and the systems established based on such resolutions (Internal Control System), the Audit Committee received periodic reports from the Directors and Executive Officers and other employees, etc. regarding its establishment and operation status, sought explanations as necessary and expressed opinions, and conducted audits using the following methods, while also utilizing remote means including a video conferencing system.

(1)

Members of the Audit Committee, in accordance with the auditing standards of the Audit Committee, following the auditing policies, assignment of duties and other relevant matters, coordinated with the internal audit divisions, etc. participated in important meetings, received reports from Directors and Executive Officers, etc. on the performance of their duties, sought explanations as necessary, examined important documents on business decisions, etc., and surveyed the status of operations and assets concerning the head office and principle business offices. With respect to subsidiaries, the Audit Committee communicated and exchanged information with Directors and Corporate Auditors of subsidiaries, and received business reports from subsidiaries as necessary.

(2)

Monitored and verified whether the Accounting Auditor maintained its independence and implemented appropriate audits, and received reports from the Accounting Auditor regarding the performance of its duties and sought explanations as necessary. In addition, the Audit Committee received notice from the Accounting Auditor that “System for ensuring that duties are performed properly” (matters set forth in each item of Article 131 of the Company Accounting Regulations) is established in accordance with the “Quality Control Standards Regarding Audits” (Business Accounting Council, October 28, 2005), etc., and sought explanations as necessary.

Based on the above methods, Members of the Audit Committee examined the business report and the supplementary schedules thereto, unconsolidated financial statements (unconsolidated balance sheets, unconsolidated statement of income, unconsolidated statements of changes in net assets and notes to the unconsolidated financial statements) and the supplementary schedules thereto, and the consolidated financial statements (the consolidated statements of financial position, the consolidated statement of income, the consolidated statements of changes in equity and notes to consolidated financial statements) for the fiscal year ended March 31, 2022.

2. Results of Audit

(1)	Results of Audit of Business Report, etc.

1)	The business report and the supplementary schedules thereto fairly represent the status of the Company in accordance with the applicable laws and regulations and Articles of Incorporation.

2)	No misconduct or material violation of laws, regulations or the Articles of Incorporation was found with regard to the performance of duties by the Directors or the Executive Officers.

3)

The content of the resolution of the Board of Directors regarding the Internal Control Systems is appropriate. In addition, no matters were found for comment with regard to the content of the business report as it is related to Internal Control Systems or with regard to the performance of duties by the Directors or the Executive Officers.

(2)	Results of Audit of unconsolidated financial statements and the supplementary schedules thereto.

The methods and results of the audit performed by the Accounting Auditor, KPMG AZSA LLC, are appropriate.

(3)	Results of Audit of consolidated financial statements.

The methods and results of the audit performed by the Accounting Auditor, KPMG AZSA LLC, are appropriate.

May 18, 2022

Audit Committee

Honda Motor Co., Ltd.

Member of the Audit Committee (Chairperson)	Yoichiro Ogawa (Seal)
Member of the Audit Committee (Full-time)	Asako Suzuki (Seal)
Member of the Audit Committee (Full-time)	Masafumi Suzuki (Seal)
Member of the Audit Committee	Kunihiko Sakai (Seal)
Member of the Audit Committee	Ryoko Nagata (Seal)

Note:	Members of the Audit Committee Yoichiro Ogawa, Kunihiko Sakai and Ryoko Nagata are Outside Directors, as set forth in Article 2, Item 15 and Article 400, Paragraph 3 of the Company Law.

- End -

Honda Motor Co., Ltd.

REPORT OF INDEPENDENT DIRECTORS

1. Basic Information

Company Name	Honda Motor Co., Ltd.		Securities Code Number	7267

Submission Date	5/31/2022	Date of Change of Position (scheduled date)	2022/6/22

Reason for Submission of Report of Independent Directors/Corporate Auditors		To discuss the relevant agenda of electing outside directors at an Ordinary General Meeting of Shareholders.

☑	The Company has selected all persons who are qualified to become independent directors/corporate auditors as independent directors/corporate auditors. (*1)

2. Matters related to Independence of Independent Directors/Corporate Auditors and Outside Directors/Outside Corporate Auditors

	Name	Outside Director/ Outside Corporate Auditor	Independent Director/ Corporate Auditor	Attributes of Independent Directors/Corporate Auditors and Outside Directors/Outside Corporate Auditors (*2, *3)													Details of Change of Position	Consent of the Said Person
No.				a	b	c	d	e	f	g	h	i	j	k	l	Not Applicable
1	Kunihiko Sakai	Outside Director	Yes													Yes	revised	Yes
2	Fumiya Kokubu	Outside Director	Yes										Δ				revised	Yes
3	Yoichiro Ogawa	Outside Director	Yes										Δ				revised	Yes
4	Kazuhiro Higashi	Outside Director	Yes										Δ	Δ			revised	Yes
5	Ryoko Nagata	Outside Director	Yes													Yes	revised	Yes

3. Explanation of the Attributes of the Independent Directors/Corporate Auditors and the Reasons for the Appointment

No.	Explanation of the Applicability of Attributes (*4)	Reasons for the Appointment of the Independent Director/Auditor (*5)
1

Mr. Kunihiko Sakai has high expertise and abundant experience as a legal affairs specialist having served as Public Prosecutor and a lawyer, including posts of Superintending Prosecutor at High Public Prosecutors’ Offices from July 2014 to March 2017. The Company appoints him as a Director because he is an exceptional person with both superior character and insight, in order for him to continue to assume a role in overseeing the entire business management of the Company from an objective, highly sophisticated and broader viewpoint.

The Company expects Mr. Kunihiko Sakai to contribute to strengthening the supervisory function of the Company’s management. He is also expected to fulfill a role in strengthening the transparency and objectivity of the process of selecting candidates for Directors, as well as strengthening the audit function, as a member of the Nominating Committee and the Audit Committee.

There are not any personal relationship, business relationship etc. which apply to the matters described in the “Criteria for Independence of Outside Directors” between the Company and Mr. Kunihiko Sakai. The Company judges there is no risk of conflicts of interest with general shareholders and accordingly he is specified as an independent director.

2	Marubeni Corporation, where Mr. Fumiya Kokubu currently holds the position of Chairman of the Board, the Company and their respective principal consolidated subsidiaries have business relationships. However, the amount of annual transactions between them is less than 1% of the consolidated sales revenue of the Company and the other party, and Mr. Fumiya Kokubu fulfills the “Honda Motor Co., Ltd. Criteria for Independence of Outside Directors.

Mr. Fumiya Kokubu held positions of President and CEO, and Chairman of the Board of Marubeni Corporation from 2013, and has abundant experience and deep insight regarding corporate management. The Company appoints him as a Director because he is an exceptional person with both superior character and insight, in order for him to continue to assume a role in overseeing the entire business management of the Company from an objective, highly sophisticated and broader viewpoint.

The Company expects Mr. Fumiya Kokubu to contribute to strengthening the supervisory function of the Company’s management. He is also expected to fulfill a role in strengthening the transparency and objectivity of the process of selecting candidates for Directors and the process of determining the remuneration of Directors and Executive Officers, as the Chairperson of the Nominating Committee and a Member of the Compensation Committee.

There are not any personal relationship, business relationship etc. which apply to the matters described in the “Honda Motor Co., Ltd. Criteria for Independence of Outside Directors” between the Company and Mr. Fumiya Kokubu, including applicability of attributes as shown on the left column. The Company judges there is no risk of conflicts of interest with general shareholders and accordingly he is specified as an independent director.

3	Mr. Yoichiro Ogawa formerly belonged to Deloitte Tohmatsu Group, which has business relationships with the Company and its principal consolidated subsidiaries. However, he has no relationship with the group since October 2018. Mr. Yoichiro Ogawa therefore fulfills the “Honda Motor Co., Ltd. Criteria for Independence of Outside Directors.” The amount of annual transactions between them is less than 1% of the consolidated sales revenue of the Company and the other party.

Mr. Yoichiro Ogawa has high expertise and abundant experience as an accounting specialist having served as a Certified Public Accountant for many years, including posts of CEO of Deloitte Tohmatsu Group from July 2015 to May 2018. The Company appoints him as a Director because he is an exceptional person with both superior character and insight, in order for him to continue to assume a role in overseeing the entire business management of the Company from an objective, highly sophisticated and broader viewpoint.

The Company expects Mr. Yoichiro Ogawa to contribute to strengthening the supervisory function of the Company’s management. He is also expected to fulfill a role in strengthening the audit function, as well as strengthening the transparency and objectivity of the process of determining the compensation of Directors and Executive Officers, as the Chairperson of the Audit Committee and a Member of the Compensation Committee.

There are not any personal relationship, business relationship etc. which apply to the matters described in the “Honda Motor Co., Ltd. Criteria for Independence of Outside Directors” between the Company and Mr. Yoichiro Ogawa, including applicability of attributes as shown on the left column. The Company judges there is no risk of conflicts of interest with general shareholders and accordingly he is specified as an independent director.

4

The aggregate amount of the Company Group’s borrowings from Resona Holdings, Inc. and its subsidiaries, where Mr. Kazuhiro Higashi currently holds the position of Chairman and Director, in the past three fiscal years is less than 1% of the amount of consolidated total assets of either of the two companies. Accordingly, Mr. Kazuhiro Higashi fulfills the “Honda Motor Co., Ltd. Criteria for Independence of Outside Directors.”

Mr. Fumihiko Ike, who was Chairman and Representative Director of the Company, is an outside director of Resona Holdings, Inc. from June 2021. However, Mr. Fumihiko Ike retired as Chairman and Representative Director of the Company in June 2016 and has not been involved in management or business execution of the Company since then.

Mr. Kazuhiro Higashi held positions of President and Chairman of Resona Holdings, Inc. from April 2013, and has abundant experience and deep insight regarding corporate management. The Company appoints him as a Director because he is an exceptional person with both superior character and insight, in order for him to continue to assume a role in overseeing the entire business management of the Company from an objective, highly sophisticated and broader viewpoint.

The Company expects Mr. Kazuhiro Higashi to contribute to strengthening the supervisory function of the Company’s management. He is also expected to fulfill a role in strengthening the transparency and objectivity of the process of determining the remuneration of Directors and Executive Officers and the process of selecting candidates for Directors, as the Chairperson of the Compensation Committee and a Member of the Nominating Committee.

There are not any personal relationship, business relationship etc. which apply to the matters described in the “Honda Motor Co., Ltd. Criteria for Independence of Outside Directors” between the Company and Mr. Kazuhiro Higashi, including applicability of attributes as shown on the left column. The Company judges there is no risk of conflicts of interest with general shareholders and accordingly he is specified as an independent director.

*Mr. Kazuhiro Higashi will retire from the office of Chairman and Director and assume the office of Senior Advisor at the Ordinary General Meeting of Shareholders of Resona Holdings, Inc. and Resona Bank, Limited to be held on June 24, 2022.

5

Ms. Ryoko Nagata held positions of Executive Officer and Audit & Supervisory Board Member of Japan Tobacco Inc. from 2008, and has abundant experience and deep insight regarding corporate management and audit. The Company appoints her as a Director because she is an exceptional person with both superior character and insight, in order for her to continue to assume a role in overseeing the entire business management of the Company from an objective, highly sophisticated and broader viewpoint.

The Company expects Ms. Ryoko Nagata to contribute to strengthening the supervisory function of the Company’s management. She is also expected to fulfill a role in strengthening the audit function, as a Member of the Audit Committee.

There are not any personal relationship, business relationship etc. which apply to the matters described in the “Criteria for Independence of Outside Directors” between the Company and Ms. Ryoko Nagata. The Company judges there is no risk of conflicts of interest with general shareholders and accordingly she is specified as an independent director.

4. Supplemental Explanation

The Company has established its “Criteria for Independence of Outside Directors” as follows.

<Honda Motor Co., Ltd. Criteria for Independence of Outside Directors>

The Company’s board of directors will determine that an outside director is sufficiently independent from the Company if it determines that the said outside director satisfies the independence criteria stipulated by the Tokyo Stock Exchange and the requirements set forth below:

1.	He/She is not, and has never been, any of the following during the last year:

1)	a person who executes the business (*1) of a large shareholder (*2) of the Company;

2)	a person who executes the business of (i) a major customer (*3) of the Company, or (ii) a company of which the Company is a major customer;

3)	a person who executes the business of a major lender (*4) of the Company Group;

4)	a person who executes the business of an audit corporation which conducts statutory audits for the Company or a person who handles the audit functions of the Company;

5)

a consultant, an accounting specialist, or a legal expert (or, if the person in question is a corporation, an association, or any other similar organization, then a person who executes the business of that corporation, etc.) who receives a large amount (*5) of money, etc. from the Company, other than remuneration paid to directors of the Company;

2.	No family member or close relative (*6) of the outside director currently falls or at any point of time during the last year fell under any of items 1) through 5) in paragraph 1 above.

Established on May 15, 2015

Partly amended on June 15, 2017

Partly amended on February 9, 2021

Notes

*1	A “person who executes the business” means an executive director, an executive officer, or an important employee including operating officer.

*2	A “large shareholder” means a shareholder who directly or indirectly holds shares representing 10% or more of the total number of voting rights of the Company as of the end of a fiscal year.

*3

A “major customer” means a customer of the Company where the annual amount of transactions between the customer and the Company exceeds 2% of the consolidated sales revenue of the Company or the said customer.

*4

A “major lender” means a financial institution from which the Company Group borrows, where the aggregate amount of such borrowings exceeds 2% of the amount of consolidated total assets of the Company or the financial institution as at the end of a fiscal year.

*5	A person receives a “large amount” if he/she receives consideration from the Company in excess of 10 million yen per year.

*6	A “family member or close relative” means a spouse or first or second degree relative of an outside director.

▶1

If, among the outside directors/outside corporate auditors, all of them who satisfy the qualifications which are required to become an independent director/corporate auditor are notified as independent directors/corporate auditors, please check the box.

▶2	Matters to check regarding Attributes of the Independent Directors/Corporate Auditors and Outside Directors/Outside Corporate Auditors:

a.	person who executes business of the listed company or its subsidiary;

b.	directors who are not executive personnel or accounting advisors of the listed company or its subsidiary (where outside corporate auditors are appointed as independent corporate auditors);

c.	directors who are executive personnel or non-executive personnel of a parent company of the listed company;

d.	corporate auditors of a parent company of the listed company (where outside corporate auditors are appointed as independent corporate auditors);

e.	person who executes business of a fellow subsidiary of the listed company;

f.	party for which the listed company is a major customer or a person who executes its business;

g.	listed company’s major customer or a person who executes its business;

h.

consultant, accounting professional, or legal professional who receives a large amount of money or other financial asset other than remuneration for directorship/corporate auditorship from the listed company;

i.	listed company’s major shareholder (where the said major shareholder is a company, a person who executes its business);

j.

person who executes the business of a customer of the listed company (where any of items f, g, and h do not apply to such customer) (this item only applies to the independent directors/corporate auditors himself/herself)

k.

person who executes the business of an entity whose outside director/outside corporate auditor is also a person who executes the business of the listed company (this item only applies to the independent directors/corporate auditors himself/herself)

l.	person who executes the business of an entity to whom the listed company makes donations (this item only applies to the independent directors/corporate auditors himself/herself)

Please note that expressions used in each of items a to l above are abbreviations of words used in items which are stipulated in the rules of the stock exchange.

▶3

If any of the items above apply to the independent directors/corporate auditors himself/herself “now or recently,” please mark with a “¡” and, if any of the items above applied to the independent directors/corporate auditors himself/herself in the “past,” please mark with a “Δ.”.”

If any of the items above apply to a family member or a close relative “now or recently,” please mark with a “●” and, if any of the items above applied to any of them in the “past,” please mark with a “▲.”

▶4	If any of the items a to l above apply, please provide an explanation (summary).

▶5	Please write down the reasons for appointing the independent director/corporate auditor.